Exhibit 99.2

Management’s Discussion and Analysis

For the three months and year ended December 31, 2019

(Expressed in United States Dollars, unless otherwise stated)

Management’s Discussion and Analysis

For the three months and year ended December 31, 2019

This Management’s Discussion and Analysis (“MD&A”) of the financial position and results of operations for Equinox Gold Corp. (the “Company” or “Equinox Gold”) (TSX: EQX, NYSE American: EQX) should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2019 and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. For further information on the Company, reference should be made to its public filings on SEDAR at www.sedar.com and on EDGAR at www.edgar.gov.

This MD&A is prepared by management and approved by the Board of Directors as of February 28, 2020. This discussion covers the three months (“Q4 2019” or the “Quarter”) and the year ended December 31, 2019 and the subsequent period up to the date of issuance of the MD&A. All dollar amounts are in United States (“US”) dollars, except where otherwise noted.

This MD&A contains forward-looking statements. Readers are cautioned as to the risks and uncertainties related to the forward-looking statements, the risks and uncertainties associated with investing in the Company’s securities and the technical and scientific information under National Instrument 43-101 (“NI 43-101”) concerning the Company’s material properties, including information about mineral reserves and resources. All forward-looking statements are qualified by cautionary notes in this MD&A as well as risks and uncertainties discussed in the Company’s 2018 Annual Information Form dated August 9, 2019 and its Management Information Circular dated December 20, 2019 which are filed on SEDAR and EDGAR.

Throughout this MD&A cash costs, cash costs per ounce sold, all-in sustaining costs (“AISC”), AISC per ounce sold, adjusted net income, adjusted EPS, adjusted EBITDA, and sustaining and non-sustaining capital expenditures are non-IFRS financial measures with no standard meaning under IFRS. Non-IFRS measures are further discussed in the section Non-IFRS Measures on page 21 of this MD&A.

CONTENTS

Business Overview	3
2019 Highlights	3
Highlights for the Three Months Ended December 31, 2019	4
Recent 2020 Highlights	5
Operating and Financial Results for the Three Months and Year Ended December 31, 2019	5
2019 Guidance Comparison	6
2020 Outlook	6
Operations	7
Development Properties	10
Reserves & Resources	11
Health, Safety, Environment & Sustainability	11
Corporate	12
Recent Developments	14
Financial Results	15
Liquidity and Capital Resources	18
Outstanding Share Data	19
Commitments and Contingencies	19
Related Party Transactions	20
Non-IFRS Measures	21
Risks and Uncertainties	24
Accounting Matters	38
Cautionary Notes and Forward-looking Statements	44
Technical Information	45

Management’s Discussion and Analysis

For the three months and year ended December 31, 2019

BUSINESS OVERVIEW

Operations description

Equinox Gold is a growth-focused mining company delivering on its strategy of becoming a multi-asset gold producer. The Company has quickly grown from a single-asset developer to a multi-asset gold producer with two mines in production and a mine in construction. Equinox Gold’s principal assets are the Mesquite Gold Mine in California, USA (“Mesquite”), the Aurizona Gold Mine in Maranhão, Brazil (“Aurizona”) and the Castle Mountain Gold Mine in California, USA (“Castle Mountain”). Each asset is wholly owned by the Company.

Equinox Gold was formed with the strategic vision of building a company that is responsibly and safely producing more than one million ounces of gold annually by the end of 2023. To achieve its growth objectives, Equinox Gold intends to expand production from its current asset base through exploration and development and look for opportunities to merge with or acquire other companies, producing mines and/or development projects that fit the Company’s portfolio and strategy.

Equinox Gold expects to accelerate its vision of becoming a million-ounce gold producer by completing an at-market merger with Leagold Mining Corporation (“Leagold”). The merger and concurrent $670 million financing were announced on December 16, 2019, were approved by the shareholders of both companies on January 28, 2020 and are expected to close the second week of March 2020, subject to various approvals. When complete, the combined company will have six producing mines, two development projects and two expansion projects and will be fully funded to achieve its development objectives, creating one of the world’s top gold producers operating entirely in the Americas. The Company will continue to be opportunistic with respect to future growth and will also look at opportunities to streamline and enhance the combined portfolio of assets. The pending merger is discussed in the Recent Developments section of this MD&A.

Equinox Gold’s common shares trade under the symbol “EQX” on both the Toronto Stock Exchange (“TSX”) in Canada and the NYSE American Stock Exchange (“NYSE-A”) in the United States. The Company has warrants that trade on the TSX under the symbol “EQX.WT” and on the OTC Markets in the United States under the symbol “EQXWF”. The traded warrants have a C$3.00 exercise price and expire on October 6, 2021. Each warrant exercises into 0.10 shares of Solaris Resources Inc. and 0.20 shares of Equinox Gold, requiring five warrants to be exercised to receive one full share of Equinox Gold.

2019 HIGHLIGHTS

Operational and financial highlights

•	Completed Aurizona construction with no lost-time injuries (1.8 million work hours total in 2018 and 2019)

•	Completed 3.3 million work hours in 2019 with two lost-time injuries across all of the Company’s sites

•

Achieved production guidance with total production of 201,018 ounces (“oz”) of gold at mine all-in sustaining costs (“AISC”) of $931 per oz sold(1), which beat the AISC guidance range of $940 to $990 per oz

-	Aurizona achieved commercial production on July 1, 2019, producing 75,282 oz of gold at AISC of $928/oz

-	Mesquite produced 125,736 oz of gold at AISC of $933/oz

•	Sold 196,803 oz of gold, generating revenue of $281.7 million

•	Mine cash costs of $809/oz(1)

•	Earnings from mine operations of $83.9 million

•	Cash flow from operations of $59.7 million

•	Adjusted EBITDA of $98.2 million(1,2)

1 Cash cost per oz sold, AISC per oz sold, adjusted EBITDA, adjusted net income, and adjusted EPS are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

2 Primary adjustments were $38.2 million loss on change in fair value of warrants, $14.1 million loss on early settlement of debt and $5.0 million non-cash share-based compensation expense.

Management’s Discussion and Analysis

For the three months and year ended December 31, 2019

•	Adjusted net income of $38.3 million(1,2)

•	Adjusted earnings per share (“EPS”), basic and diluted, of $0.34 and $0.29, respectively(1,2)

•	Net loss of $20.3 million or $0.16 per share, which includes non-cash losses related to:

-	Change in fair value of derivative liability of $38.2 million for warrants with a Canadian dollar exercise price; and

-	Early debt settlement of $14.1 million after refinancing project debt with revolving credit facility

•	Cash and cash equivalents (unrestricted) of $67.7 million at year end

Corporate highlights

•	Completed strategic $130 million investment by Mubadala Investment Company (“Mubadala”)

•	Arranged $130 million corporate revolving credit facility and repaid Sprott facilities

•	Commenced trading on the NYSE-A and the TSX under symbol “EQX”

-	Completed a 5:1 share consolidation to achieve the NYSE-A listing

•	Graduated from the TSX Venture Exchange to the Toronto Stock Exchange

•	Announced at-market merger with Leagold to create a premier Americas gold producer

-	Arranged refinancing package of $670 million to close concurrently with the merger

Development highlights

•	Commenced Castle Mountain Phase 1 construction

•	Initiated Castle Mountain Phase 2 feasibility study

•	Drilled 6,735 metres on the Tatajuba target at Aurizona with a resource update targeted for H1 2020

•	Advanced Aurizona underground studies with a preliminary economic assessment targeted for mid 2020

•	Drilled 48,045 metres on mineralized waste material at Mesquite and stacked 13.1 million tonnes of economic mineralized material

HIGHLIGHTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2019

Operational and financial highlights

•	Produced 80,176 oz of gold, with 40,321 oz from Mesquite and 39,855 oz from Aurizona

•	Sold 80,330 oz of gold, generating revenue of $119.0 million

•	Mine cash costs of $759 per oz sold(1) and AISC of $848 per oz sold(1)

•	Earnings from mine operations of $38.5 million

•	Adjusted EBITDA of $47.9 million(1,3)

•	Adjusted net income of $20.9 million(1,3)

•	Adjusted EPS, basic and diluted, of $0.18 and $0.15, respectively(1,3)

-	Net loss of $8.5 million and $0.08 per share, which includes non-cash loss related to change in fair value of derivative liability of $26.8 million for warrants with a Canadian dollar exercise price

1 Cash cost per oz sold, AISC per oz sold, adjusted EBITDA, adjusted net income, and adjusted EPS are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

2 Primary adjustments were $38.2 million loss on change in fair value of warrants, $14.1 million loss on early settlement of debt and $5.0 million non-cash share-based compensation expense.

3 Primary adjustments were $26.8 million loss on change in fair value of warrants and $2.0 million non-cash share-based compensation expense.

Management’s Discussion and Analysis

For the three months and year ended December 31, 2019

RECENT 2020 HIGHLIGHTS

•	Merger with Leagold expected to close in the second week of March 2020

-	Received shareholder approval for the merger on January 28, 2020

-	Received Mexican Comisión Federal de Competencia Económica clearance decision on February 28, 2020

-	Received conditional approval from the TSX and NYSE-A

•	Castle Mountain construction approximately 50% complete and on schedule for Q3 2020 first gold pour

-	Process pond and event pond excavation complete

-	Leach pad earthworks complete

-	Leach pad double liner system 35% complete

-	Concrete works 65% complete

-	Structural steel erection underway in CIC plant, 25% complete

-	Equipment manufacturing in progress and on schedule

OPERATING AND FINANCIAL RESULTS FOR THE THREE MONTHS AND YEAR ENDED DECEMBER 31, 2019

		Three months ended		Year ended
Operating data	Unit	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Gold produced	oz	80,176	25,601	194,941	25,601
Gold produced pre-commercial operation	oz	-	-	6,076	-
Gold sold	oz	80,330	24,384	196,803	24,384
Realized gold price	$/oz	1,482	1,237	1,431	1,237
Mine AISC per oz(1,2)	$/oz	848	886	931	886

Financial data
Revenue	M$	119.0	30.2	281.7	30.2
Earnings from mine operations	M$	38.5	6.9	83.9	6.9
Net loss from continuing operations	M$	(8.5)	(25.9)	(20.3)	(39.4)
Adjusted EBITDA(2)	M$	47.9	0.9	98.2	(11.8)
Adjusted net income (loss)(2)	M$	20.9	(4.2)	38.3	(20.0)

Balance sheet and cash flow data
Cash (unrestricted)	M$	67.7	60.8	67.7	60.8
Operating cash flow	M$	38.9	1.5	59.7	(23.0)

(1)	Consolidated mine AISC per oz sold excludes corporate general and administration expenses
(2)	Cash cost per oz sold, AISC per oz sold, adjusted EBITDA and adjusted net income are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

Management’s Discussion and Analysis

For the three months and year ended December 31, 2019

2019 GUIDANCE COMPARISON

The Company achieved its 2019 production guidance of 200,000 to 235,000 oz of gold and beat its AISC per oz sold guidance of $940 to $990 per oz sold as outlined below:

	2019 Actuals		2019 Guidance
	Production (oz)	AISC ($ per oz)	Production (oz)	AISC ($ per oz)
Mesquite	125,736	933	125,000 - 145,000	930 - 980
Aurizona(1)	75,282	928	75,000 - 90,000	950 - 1,025
Total	201,018	931	200,000 - 235,000	940 - 990

(1)	Aurizona production for the twelve months ended December 31, 2019 includes 6,076 oz poured during construction and commissioning, prior to the July 1, 2019 start of commercial production.

The Company’s capital expenditures were less than 2019 guidance, as outlined below:

Sustaining Capital Expenditures

$ amounts in millions	Actual	Guidance
Mesquite	$7.1	$8.0
Aurizona	13.7	21.0
Total	$20.8	$29.0

Non-sustaining Capital Expenditures

	Actual		Guidance
$ amounts in millions	Reserve expansion(1)	Construction(2)	Reserve expansion	Construction
Mesquite	$8.7	$-	$8.0	$-
Aurizona	1.0	46.1	2.0	37.6
Castle Mountain	-	21.0	-	28.0
Total	$9.7	$67.1	$10.0	$65.6

(1)	Reserve expansion at Aurizona relates to exploration drilling at near-mine targets outside of the existing reserve boundary. Amounts are expensed on the consolidated statement of loss in the period.

(2)	Aurizona costs do not include $11.3 million in recoverable tax credits recognized as a reduction to construction expenditures that are expected to be realized as cash savings over the next two years.

2020 OUTLOOK

On January 28, 2020, Equinox Gold and Leagold securityholders voted 99.9% and 99.7% in favour, respectively, of the previously announced at-market merger. The merger and concurrent financing are expected to close in the second week of March 2020. The combined entity will continue as Equinox Gold. The pending merger is discussed in the Recent Developments section (p. 12) of this MD&A.

The merger will significantly expand Equinox Gold’s asset portfolio. At completion, Equinox Gold will have six operating mines: Los Filos in Mexico, Mesquite in California, and Aurizona, Fazenda, RDM and Pilar in Brazil. The merger will also enhance Equinox Gold’s growth profile, with two development projects: Castle Mountain Phase 1 in California and the Los Filos expansion in Mexico, and two growth projects: Castle Mountain Phase 2 and Santa Luz in Brazil. In addition, Equinox Gold intends to undertake exploration programs across the combined operations and is finalizing a preliminary economic assessment for the potential to develop an underground mine at Aurizona.

Equinox Gold will provide 2020 production, cost and capital expenditure guidance after completion of the merger.

Management’s Discussion and Analysis

For the three months and year ended December 31, 2019

OPERATIONS

Mesquite Gold Mine, California, USA

Equinox Gold acquired Mesquite on October 30, 2018. Mesquite is an open-pit, run-of-mine (“ROM”) heap leach gold mine located in Imperial County, California, approximately 200 miles south of Castle Mountain. The mine has a long history of successful operations and a strong environmental record. Mesquite has produced more than four million ounces of gold since it commenced operations in 1985 with average annual gold production of approximately 130,000 oz over the last 10 years.

Operating and financial results for the three months and year ended December 31, 2019

		Three months ended			Year ended
Operating data	Unit	December 31, 2019	September 30, 2019	December 31, 2018	December 31, 2019(1)
Ore mined and placed on leach pad	Kt	5,547	6,925	3,880	25,221
Waste mined	Kt	8,403	7,708	3,372	32,925
Open pit strip ratio	w:o	1.52	1.11	0.87	1.31
Average gold grade stacked to leach pad	g/t	0.31	0.29	0.35	0.32
Gold produced	oz	40,321	32,177	25,601	125,736
Gold sold	oz	41,316	31,313	24,384	126,724

Financial data
Revenue	M$	61.2	46.2	30.2	178.2
Operating expenses	M$	34.8	25.7	19.0	108.6
Sustaining capital(2)	M$	0.8	0.5	2.0	7.1

Unit analysis
Realized gold price per ounce sold	$/oz	1,481	1,475	1,237	1,406
Cash cost per ounce sold(2)	$/oz	841	819	780	857
AISC per ounce sold(2)	$/oz	881	855	886	933

(1)

Comparative figures for the year ended December 31, 2018 are the same as the three months ended December 31, 2018 as Mesquite was acquired on October 30, 2018. As such, comparative figures are not presented.

(2)	Cash cost per oz sold, AISC per oz sold, and sustaining capital are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

Q4 and 2019 Analysis

Production

Production increased during each quarter of 2019, largely due to more oxidized material stacked to the leach pads than planned, sourced partly from mineralized low-grade historical dumps and leach pads on the property, as well as increased solution flow to the leach pads. With total 2019 production of 125,736 oz gold, the Company achieved the lower end of Mesquite production guidance, which was forecast at 125,000 to 145,000 oz of gold.

AISC per oz of gold sold was $933, compared to guidance of $930 to $980 per oz sold. AISC per oz sold improved quarter-on-quarter as a result of optimization activities and an updated mine plan based on new drilling and engineering data.

During 2019 the Company amended its Mesquite operating permit to allow the Company to stack 37 million tons of ore annually on the leach pads (an increase from 25 million tons). The Company has applied to increase its total material mined (waste plus ore) limit from 65 million tons to 75 million tons annually.

Management’s Discussion and Analysis

For the three months and year ended December 31, 2019

Exploration and development

During the Quarter, the Company spent $2.0 million in non-sustaining capital, focused primarily on drilling historical low-grade dumps and leach pads to identify economic-grade material. During the Quarter, the Company spent $0.8 million in sustaining capital on miscellaneous site projects.

During 2019, the Company spent $8.7 million in non-sustaining capital and $7.1 million in sustaining capital. Activities at Mesquite during 2019 focused on:

•	Executing on opportunities to increase production and reduce costs

•	Completing infill and mine life extension drill programs, including targets in and peripheral to existing open pits

•	Advancing permitting to explore and drill new near-mine concessions

•	Installing additional infrastructure to allow better access to current water allocation to increase process flows

During 2019 the Company completed 48,045 metres of drilling on historical low-grade dumps and leach pads and stacked 13.1 million tonnes of economic-grade material identified through these drill programs, resulting in 78,000 additional recovered oz. Incorporating this mineralized material into the Mesquite mine plan contributed to the reduction in AISC, since the material did not require blasting, had a very low strip ratio and was located close to the leach pads resulting in short haul times. The material was also mostly oxidized ore, which has a shorter leach cycle and higher recoveries than non-oxidized ore.

A total of 21,115 metres of drilling was completed during 2019 on targets in and peripheral to the pits. The Company is preparing applications to drill new near-mine concessions with the objective of extending the mine life.

Outlook

Guidance

The Company will provide 2020 production and cost guidance after completion of the merger.

Aurizona Gold Mine, Maranhão, Brazil

Aurizona is an open-pit gold mine located in northeastern Brazil that achieved commercial production as of July 1, 2019. Accordingly, Q3 2019 was Equinox Gold’s first full quarter of production from Aurizona.

The reserve model for Aurizona outlines a 6.5-year mine life with average annual production of approximately 130,000 oz of gold. The Company believes the mine life can be extended with exploration success along strike from existing reserves and is also reviewing the potential for mine life extension by developing an underground mine.

Operating and financial results for the three months and year ended December 31, 2019

		Three months ended		Year ended
Operating data	Unit	December 31, 2019	September 30, 2019	December 31, 2019
Ore mined	Kt	1,271	574	1,845
Waste mined	Kt	7,239	4,843	12,082
Open pit strip ratio	w:o	5.69	8.44	6.55
Tonnes milled	Kt	800	771	1,571
Average gold grade milled	g/t	1.62	1.30	1.46
Recovery	%	90.1	91.3	91.0
Gold produced	oz	39,855	29,350	69,206
Gold produced pre-commercial operation	oz	-	-	6,076
Gold sold(1)	oz	39,014	31,066	70,080

Management’s Discussion and Analysis

For the three months and year ended December 31, 2019

Operating and financial results for the three months and year ended December 31, 2019 (continued)

		Three months ended		Year ended
Financial data	Unit	December 31, 2019	September 30, 2019	December 31, 2019
Revenue	M$	57.8	45.7	103.5
Operating expenses	M$	26.2	24.4	50.6
Sustaining capital(2)	M$	5.2	8.5	13.7

Unit analysis
Realized gold price per ounce sold	$/oz	1,482	1,471	1,477
Cash cost per ounce sold(2)	$/oz	672	785	722
AISC per ounce sold(2)	$/oz	814	1,070	928

(1)	Includes 1,883 oz gold that was produced prior to July 1, 2019.

(2)	Cash cost per oz sold, AISC per oz sold, and sustaining capital are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

Q4 and 2019 Analysis

Production

The Company completed construction and commissioning of Aurizona during Q2 2019 and declared commercial production effective July 1, 2019.

Production increased in Q4 2019 as the Company processed higher-grade feed sourced from the Piaba Main pit, compared to third quarter production feed that was sourced primarily from the lower-grade stockpile. With total 2019 production of 75,282 oz of gold (including 6,076 oz poured during commissioning and ramp-up), the Company achieved the lower end of Aurizona production guidance, which was forecast at 75,000 to 90,000 oz of gold (including pre-commercial production oz).

AISC per oz of gold sold at Aurizona was $928 per oz compared to its cost guidance of $950 to $1,025 per oz of gold sold. The lower AISC is a result of deferral of planned stripping activities as well as favourable foreign exchange impacts due to depreciation of the Brazilian Real against the US dollar.

During the Quarter, activities at Aurizona focused on the next tailings storage facility lift, drainage systems around the mine and stockpiling ore on the ROM pad, all in preparation for the rainy season during the first half of 2020. The Company had stockpiled 662,600 tonnes of ore by year-end 2019. The Company also opened the length of the mine floor of the Piaba Main pit, exposed ore in the upper Central portion of the pit, which can be accessed during the rainy season, prepared the Piaba East pit to provide ore with short hauls to the ROM pad, and increased the mining fleet of articulated trucks.

During the Quarter, the Company spent $5.2 million on sustaining capital primarily related to the tailings dam raise and an additional $5.8 million of non-sustaining capital primarily related to expenses remaining from construction and commissioning. During 2019 the Company spent $13.7 million on sustaining capital and $47.1 million on non-sustaining capital, of which $46.1 million was related to construction and commissioning.

Exploration and development

Following the achievement of commercial production, the Company refocused its attention on mine life extension and commenced exploration at the high-priority Tatajuba target, which represents a potential 4-km extension to the Piaba Trend. The Company drilled 6,735 metres at Tatajuba during 2019, focused on a 600-metre long portion of Tatajuba where historical drilling identified significant gold mineralization characteristically the same as the Piaba gold deposit that is currently being mined. A maiden resource for Tatajuba is targeted for H1 2020.

During 2019, the Company also advanced studies examining the potential to develop an underground mine at Aurizona, either as a sequential project or concurrently with open-pit mining to increase production with higher-grade

Management’s Discussion and Analysis

For the three months and year ended December 31, 2019

feed from underground resources. The Company expects to publish a preliminary economic assessment of the underground potential in mid 2020.

Outlook

Guidance

The Company will provide 2020 production and cost guidance after completion of the merger.

DEVELOPMENT PROPERTIES

Castle Mountain Gold Mine, California, USA

Castle Mountain is a past-producing open-pit heap leach gold mine located in San Bernardino County, California, approximately 200 miles north of Mesquite. Castle Mountain produced more than 1.3 million oz of gold from 1992 to 2004 when production ceased due to low gold prices. The key operating permits have been maintained in good standing since production ceased.

The Company completed a prefeasibility study in July 2018 with the intention of restarting operations, contemplating a low-cost heap leach gold mine that will produce 2.8 million oz of gold over an initial 16-year mine life. The prefeasibility study outlines a two-phase development plan, with annual average gold production of 45,000 oz during Phase 1 and annual average gold production of 200,000 oz during Phase 2.

Q4 and 2019 Analysis

The Company initiated early works Phase 1 construction activities at Castle Mountain during Q3 2019 and on October 30, 2019, Equinox Gold’s Board of Directors approved full-scale Phase 1 construction for Castle Mountain, with a budget of $58 million that includes a 12% contingency and is fully funded.

Phase 1 will consist of a ROM heap leach operation processing primarily 12,700 t/d of stockpiled ore from previous operations. Loaded carbon from Castle Mountain will be trucked to Mesquite and processed in the Mesquite carbon stripping and refining plant, resulting in increased operating efficiencies for both mines. The Company received a number of permits during 2019 including a revised Conditional Use Permit approving modifications to the mine and reclamation plan, the Authority to Construct air emissions permit from the local air district, and a Streambed Alteration Agreement from the California Department of Fish and Wildlife, among other minor/non-discretionary permits, all of which are required for operations.

Construction activities during Q4 2019 included site earthworks for the leach pad and plant area, including pond excavations, haul road construction, and mobilization of the general contractor for the plant construction. Approximately $39 million of the total budgeted spend had been committed at December 31, 2019, of which approximately $21 million was incurred on Phase 1 construction to the end of 2019.

The Phase 2 detailed feasibility study is underway and is estimated to increase production to 200,000 oz per year and throughput to 41,000 t/d of ore, of which 2,340 t/d of higher-grade ore will be processed through a mill and carbon-in-leach circuit with the remainder going to the heap leach. While Phase 2 is expected to operate within the existing mine boundary, the changes to previously analyzed impacts, such as increased land disturbance within the approved mine boundary and increased water use, will require amendments to the Mine and Reclamation Plan (Plan of Operation) for the Project.

Outlook

At the date of this MD&A, Castle Mountain construction is approximately 50% complete and on schedule for Q3 2020 first gold pour. Process pond and event pond excavation and leach pad earthworks are complete. Installation of the heap leach pad double liner system is 35% complete. Concrete works is 65% complete and structural steel erection of the CIC plant is 25% complete. Equipment manufacturing is in progress and on schedule. Construction activities for the remainder of Q1 2020 will focus on leach pad liner installation, plant concrete and steel erection, piping and electrical installation, and haul road construction. Construction progress is updated regularly in a photo gallery on Equinox Gold’s website at www.equinoxgold.com. First gold pour is targeted for Q3 2020.

Management’s Discussion and Analysis

For the three months and year ended December 31, 2019

RESERVES & RESOURCES

The Company will provide an updated reserve and resource estimate in mid 2020.

HEALTH, SAFETY, ENVIRONMENT & SUSTAINABILITY

Health & Safety

Equinox Gold achieved excellent safety results during 2019, working more than 3.3 million hours with two lost-time injuries. Mesquite achieved a milestone in November 2019 of more than three years with no lost-time injuries. Equinox Gold’s Lost-time Injury Frequency Rate for full-year 2019 is 0.12 per 200,000 hours worked. The Company’s Total Recordable Injury Frequency Rate, which is a measure of all injuries that require the attention of medically trained personnel, is 0.54 for full-year 2019.

The Company formulated a set of comprehensive Health & Safety Standards during Q4 2019. These standards are intended to capture best practices and to ensure a unified approach to managing site Health & Safety by implementing common practices across all sites.

Environment

During 2019, Equinox Gold formed an Independent Tailings Review Board (“ITRB”). The ITRB is composed of independent technical experts with the mandate to further review the design, construction and management practices for the Company’s tailings storage facilities, and to provide advice and recommendations to the site team and the Company’s senior management team. As at December 31, 2019, the Company had only one tailings storage facility, located at Aurizona.

Equinox Gold is committed to implementing best practices at its sites. As part of this commitment, during 2019 Equinox Gold became a signatory to the International Cyanide Management Code, which commits the Company to applying leading practices in the transport and use of cyanide at all of its sites. Mesquite has been certified under the Code since 2011.

There were four externally reportable environmental incidents (incidents that trigger reporting to external agencies) at the Company’s sites during full-year 2019. During Q4 2019, a small spill of anti-freeze occurred at Mesquite and there were two incidents of process water leaving the leach pad containment area. The water incidents occurred during intense rain events and have led to a review of and improvements to water containment at the heap leach pad. In all cases the solution was contained on site and there was no impact on waterways or wildlife. Contaminated soils were excavated and placed in bins for off-site decontamination and disposal, and the incidents were reported to the relevant authorities.

Sustainability

Further to its commitment to provide long-lasting sustainable benefits to local communities, during Q4 2019 the Company hired 35 young apprentices from local communities to work at Aurizona, developing valuable skills that can be used for employment at Aurizona or other mines. In addition, the Company assisted with the construction of a new school in the Aurizona village.

ESG Reporting

Equinox Gold intends to publish its first ESG (Environment, Social, Governance) report in 2020, summarizing the Company’s ESG performance during 2019, its targets for 2020 and its sustainability commitments. The objective is to generate a report that is aligned with ESG frameworks and addresses the reporting needs of the Company’s investors and other stakeholders. The Company has been collating data from the sites throughout 2019 and also reached out to existing investors, requesting feedback on the issues that are most important to the Company’s investors and their clients. The Company looks forward to publishing its first ESG report and providing a new disclosure platform that will facilitate a deeper level of engagement and discussion with the Company’s stakeholders.

Management’s Discussion and Analysis

For the three months and year ended December 31, 2019

CORPORATE

Merger with Leagold

On December 16, 2019, the Company announced that it had entered into a definitive agreement to combine in an at-market merger with Leagold. The Board of Directors of both companies unanimously approved the transaction and recommended that shareholders vote in favour of the transaction. Security holders of both companies approved the transaction at their respective special meetings on January 28, 2020. Additional detail is provided in Recent Developments in this MD&A.

Share consolidation and stock exchange listings

On August 20, 2019, the Company completed a consolidation of its common shares at a ratio of five pre-consolidation common shares for one post-consolidation common share (the “Consolidation”). The Consolidation reduced the number of Equinox Gold’s outstanding common shares to approximately 113.3 million common shares. As a result of the Consolidation, shares issuable pursuant to the Company’s outstanding options, warrants, restricted share units and other convertible securities were proportionally adjusted on the same basis, with no change to the expiry dates.

Equinox Gold completed the Consolidation in order to obtain a dual listing on a U.S. stock exchange. Equinox Gold’s common shares commenced trading on the NYSE-A at market open on September 16, 2019 under ticker symbol “EQX”. Equinox Gold’s warrants were not listed on the NYSE-A and continue to trade on the OTC Markets under symbol “EQXWF”. Following the Consolidation, each of the tradeable warrants is now exercisable into 0.20 shares of Equinox Gold and 0.10 shares of Solaris Resources Inc. The expiry date is unchanged at October 6, 2021.

Equinox Gold graduated to the TSX and its common shares and warrants commenced trading on the TSX at market open on November 25, 2019, with the same ticker symbols of “EQX” and “EQX.WT”, respectively.

Mubadala investment

On April 11, 2019, Equinox Gold announced that it had completed the issuance of $130 million of convertible notes (the “Notes”) to Mubadala, as previously announced on February 25, 2019. The Notes have a 5-year term, bear interest at a fixed rate of 5% per year and are convertible at the holder’s option into common shares of the Company at a fixed US$ conversion price of $5.25 per share. The Company paid $2.0 million in transaction fees to Mubadala on issuance of the Notes.

Of the total gross proceeds of $130 million, $120 million was immediately available at closing and used to repay in full the $20 million Mesquite acquisition facility and the $85 million Aurizona construction facility provided by Sprott Private Resource Lending (Collector), L.P., including accrued interest, to terminate the related Aurizona production-linked payment obligation of $20 per oz on 300,000 oz, and for certain other transaction fees and expenses.

Remaining proceeds from the Notes were restricted until the submission for registration of certain security documents, the completion of certain additional post-closing documentation and the satisfaction of customary conditions. These conditions were completed during Q2 2019 and the remaining $10 million was released to Equinox Gold on June 24, 2019.

Equinox Gold and Mubadala also entered into an agreement providing Mubadala, among certain other rights, standard non-dilution rights and the right to name a nominee for election to the Company’s board of directors. Tim Breen is the Mubadala nominee on Equinox Gold’s board of directors.

Pacific Road Resources Funds (“Pacific Road”) exercised its pre-existing non-dilution right pursuant to an investment agreement dated May 7, 2015, and on May 7, 2019 was issued approximately $9.7 million in convertible notes on the same terms as the Notes.

Revolving credit facilities

On April 11, 2019, the Company converted its $100 million Mesquite acquisition facility into a senior secured $130 million corporate revolving credit facility (the “Revolving Credit Facility”) with its existing syndicate of lenders

Management’s Discussion and Analysis

For the three months and year ended December 31, 2019

led by the Bank of Nova Scotia. The Revolving Credit Facility matures on October 30, 2022, at which date it must be repaid in full, and incurs interest at an annual rate of LIBOR plus 2.5% to 4%, subject to certain leverage ratios.

Under the terms of the Revolving Credit Facility, $100 million was immediately available and outstanding at closing. In late June 2019, the Company achieved the conditions required for the release of the additional $30 million available under the Revolving Credit Facility. $9.7 million remained undrawn at December 31, 2019.

The Mubadala investment and Revolving Credit Facility simplified the Company’s balance sheet, reduced interest costs, deferred principal payments and increased capital available to the Company.

Short-term loan

On April 11, 2019, the Company entered into a one-year, unsecured $20 million revolving credit facility with the Company’s Chairman, Ross Beaty, which is a related party transaction, to provide short-term financing for general corporate and working capital purposes. The facility bears interest of 8% per annum, payable monthly, and matures on April 12, 2020. Equinox Gold repaid the facility in full on September 27, 2019.

Sandstorm debenture

On June 28, 2019, pursuant to the terms of a secured convertible debenture in favour of Sandstorm Gold, the Company settled a payment of $9.0 million in principal and $1.5 million in accrued interest by issuing 2,227,835 common shares of the Company to Sandstorm Gold at a price of C$6.15 per share.

Foreign currency contracts

Certain of the Company’s expenditures at its Brazilian operation are denominated in the Brazilian Réal (“BRL”). During Q3 2019, the Company initiated a foreign currency risk management program to reduce its exposure to fluctuations in the value of the BRL relative to the US dollar. As at December 31, 2019, the Company had in place offsetting USD:BRL put and call options (the “Collars”) with the following notional amounts, weighted average rates and maturity dates:

Dates	USD notional amount (in millions US$)	Call options’ weighted average USD:BRL rates	Put options’ weighted average USD:BRL rates
January 1 – December 31, 2020	$84.2	4.03	4.39
January 1, 2021 – April 30, 2021	19.1	4.07	4.51
Total	$103.3	4.03	4.41

The Collars have not been designated as hedges and are recorded at fair value at the end of each reporting period with changes in fair value recognized in foreign exchange gains and losses within other income (expense). The Company entered into these contracts at no premium and therefore incurred no investment costs at inception. For the three and twelve months ended December 31, 2019, the Company recorded a realized loss of $1.2 million on Collars settled in the period and an unrealized gain of $1.6 million on Collars outstanding at period end.

Elk Gold sale

On May 22, 2019, the Company announced the sale of its non-core Elk Gold project in British Columbia, Canada to Bayshore Minerals Incorporated (“Bayshore”) for total consideration of C$10 million, with C$1 million received in cash on closing of the sale and C$9 million in a first-ranking secured promissory note payable in annual installments of C$3 million commencing two years from closing. The total amount due under the promissory note may be adjusted such that if Bayshore pays an additional C$7 million within two years from closing, that will represent full and final payment; or if Bayshore pays an additional C$8.5 million within three years from closing, that will represent full and final payment. Sale of the Elk Gold project was completed by way of a purchase by Bayshore of the shares of Equinox Gold’s wholly-owned subsidiary, Gold Mountain Mining Corporation.

Management’s Discussion and Analysis

For the three months and year ended December 31, 2019

Share-based compensation

On May 9, 2019, the Company announced that pursuant to its stock option plan and restricted share unit (“RSU”) plan, it had granted stock options exercisable into 29,090 common shares in the Company and RSUs exercisable into 16,000 shares in the Company to two new directors. The stock options are exercisable at C$5.40 per share with a 5-year term, with 50% vesting one year after the date of grant and 50% vesting after two years. The RSUs vest 50% one year after the date of grant with the remainder vesting after two years.

Investment in Solaris Resources

Previously, the results of Solaris Resources Inc. (“Solaris”) were consolidated with the results of Equinox Gold. During the three months ended June 30, 2019, the Company determined that Solaris was no longer a controlled subsidiary since the Company’s ownership interest was reduced to 32% as a result of external financings completed and Solaris was self-sustaining for an extended period with no capital injections made by Equinox Gold. Accordingly, with effect from June 30, 2019, the Company no longer consolidates Solaris and the Company recorded a $2.3 million gain on deconsolidation of Solaris. The Company’s 32% interest retained in Solaris was recognized at fair value. Subsequently, this investment is accounted for using the equity method.

RECENT DEVELOPMENTS

Merger with Leagold

On January 28, 2020, Equinox Gold and Leagold securityholders voted 99.9% and 99.7%, respectively, in favour of the previously announced merger. Upon closing, Leagold shareholders will receive 0.331 of an Equinox Gold share for each Leagold share held and Leagold shares will be de-listed from the TSX (ticker “LMC”) and the OTC Markets (ticker “LMCNF”). The combined entity will continue as Equinox Gold. The Supreme Court of British Columbia issued its final order approving the arrangement with Leagold on January 30, 2020, the Mexican Comisión Federal de Competencia Económica (“COFECE”) issued its clearance decision on February 28, 2020, and the Company has received conditional approval from the TSX and NYSE-A stock exchanges. Assuming all other customary terms and conditions related to the transaction are met, the transaction and concurrent financing are expected to close in the second week of March 2020.

Concurrent Financing

Concurrent with closing of the merger, Equinox Gold will complete a $670 million financing comprising a $40 million at-market equity investment, a $130 million subordinated convertible debenture issued to Mubadala, a $400 million senior corporate revolving credit facility and a $100 million senior term loan.

Ross Beaty will subscribe for up to $40 million in a private placement of Equinox Gold common shares at a price of C$8.15 per common share, which was the TSX closing price of Equinox Gold shares the day before announcement of the merger, to maintain an approximate 9% stake in the Company. Mubadala will subscribe for $130 million in a new subordinated 5-year convertible debenture bearing interest at 4.75% and convertible into Equinox Gold common shares at a fixed US$ price of $7.80 per share, for an approximate 25% premium over Equinox Gold’s C$8.15 share price the day before announcement of the merger. To refinance existing debt and credit facilities of both Equinox Gold and Leagold, a syndicate of banks led by The Bank of Nova Scotia, Société Générale, Bank of Montreal, and ING Capital LLC provided underwritten commitments for a 4-year senior revolving credit facility of $400 million and a 5-year senior amortizing term loan of $100 million. Close of financing is subject to customary conditions precedent.

Management’s Discussion and Analysis

For the three months and year ended December 31, 2019

FINANCIAL RESULTS

Selected financial results for the three months and year ended December 31, 2019 and 2018

Selected consolidated financial results for the three months and year ended December 31, 2019 and 2018 are summarized below.

$ amounts in millions, except per share amounts	Three months ended December 31,		Year ended December 31,
	2019	2018(1)	2019	2018(1)
Revenue(1)	$119.0	$30.2	$281.7	$30.2
Operating expenses(1)	(61.0)	(19.0)	(159.2)	(19.0)
Depreciation and depletion(1)	(19.4)	(4.2)	(38.6)	(4.2)
Earnings from mine operations(1)	38.5	6.9	83.9	6.9
Exploration	(1.7)	(3.9)	(8.8)	(12.2)
General and administration	(9.9)	(6.7)	(20.0)	(16.5)
Asset impairment	-	(13.3)	-	(13.3)
Income (loss) from operations	26.9	(16.9)	55.1	(35.0)
Other income (expense)	(32.6)	(8.3)	(68.3)	(2.0)
Net loss before taxes	(5.7)	(25.2)	(13.2)	(37.1)
Tax expense	(2.8)	(0.6)	(7.1)	(2.3)
Net loss from continuing operations	(8.5)	(25.9)	(20.3)	(39.4)
Loss from discontinued operation	-	-	-	(27.5)
Net loss and comprehensive loss	(8.5)	(25.9)	(20.3)	(66.9)
Net loss per share from continuing operations attributable to Equinox Gold shareholders, basic and diluted	$(0.08)	$(0.25)	$(0.16)	$(0.44)

(1)	Mesquite was acquired on October 30, 2018 and Aurizona commenced commercial production on July 1, 2019, hence prior period figures are not comparable.

Earnings from mine operations

Revenue for Q4 2019 was $119.0 million on sales of 41,316 oz of gold from Mesquite and 39,014 oz of gold from Aurizona compared to $91.9 million on sales of 31,313 oz of gold from Mesquite and 31,066 oz of gold from Aurizona in Q3 2019. Revenue for 2019 was $281.7 million compared to $30.2 million in 2018. The increase in revenue from prior year is due to Aurizona commencing commercial production in the second half of 2019 and a full year of operating results from Mesquite, which was acquired on October 30, 2018.

Operating expenses increased in Q4 2019 to $61.0 million (Q3 2019 – $49.9 million) and depreciation and depletion increased in Q4 2019 to $19.4 million (Q3 2019 – $11.2 million). The increase from Q3 2019 is due to increased gold production at both Mesquite and Aurizona.

Exploration

Exploration in Q4 2019 was $1.7 million (Q4 2018 – $3.9 million) and for the year ended December 31, 2019 was $8.8 million (2018 – $12.2 million). The decrease in exploration expense is due to Castle Mountain Phase 1 construction beginning in October 2019. The decrease from prior year is also partly due to deconsolidation of Solaris effective June 30, 2019. This is partially offset by $1.0 million spent at Aurizona on exploration at the Tatajuba target. At Mesquite, 2019 exploration activities focused on reserve expansion and all associated costs were capitalized in the period.

Management’s Discussion and Analysis

For the three months and year ended December 31, 2019

General and administration

General and administration expenditures in Q4 2019 were $9.9 million (Q4 2018 – $6.7 million) and for the year ended December 31, 2019 were $20.0 million (2018 – $16.5 million). The increase in general and administration is largely due to an increased number of employees at the corporate office as the Company has grown from a single asset developer to a multi-asset producer. General and administration includes non-cash amortization of share-based compensation of $2.0 million and $5.0 million for Q4 2019 and the year ended December 31, 2019, respectively (Q4 2018 – $2.1 million; year ended December 31, 2018 – $5.6 million). During Q4 2019, the Company incurred $1.3 million in respect of the Leagold merger which is included in professional fees within general and administration.

Other income (expense)

Other income (expense) is comprised of finance (including interest) expense, finance income and other income (expense). Finance expense in Q4 2019 was $5.1 million (Q4 2018 – $3.8 million) and for the year ended December 31, 2019 was $17.5 million (2018 – $6.7 million). The increase from prior year periods is due to cessation of interest capitalization on construction-related debt as Aurizona is now in production and due to higher debt balances through 2019 compared to 2018. Finance income in Q4 2019 was $0.6 million (Q4 2018 – $1.5 million) and for the year ended December 31, 2019 was $2.0 million (2018 – $4.4 million). The decrease is due to less accretion of non-current receivables and interest income on cash deposits.

Other expense for Q4 2019 was $28.1 million (Q4 2018 – $6.0 million) and for the year ended December 31, 2019 was $52.7 million (2018 – other income of $0.2 million). Other expense for the three months and year ended December 31, 2019 is largely driven by losses on the change in fair value of warrants of $26.8 million and $38.2 million, respectively, which result from the Company’s share price increasing significantly. The Company’s non-traded share purchase warrants are considered derivatives for accounting purposes as they are to be settled in Canadian dollars, which differs from the Company’s US dollar functional currency. Accordingly, the Company’s share purchase warrants are recorded at fair value with changes in fair value recognized through profit or loss. Other expense in 2019 was also impacted by a $14.1 million loss on early settlement of the Sprott Facility, Aurizona Construction Facility and related production-payment liability.

Selected annual information

$ amounts in millions, except per share amounts	Year ended December 31
	2019	2018	2017
Revenue(1)	$281.7	$30.2	$-
Net loss from continuing operations attributable to Equinox Gold shareholders(1)	(18.4)	(38.7)	(12.9)
Net loss per share from continuing operations attributable to Equinox Gold shareholders	(0.16)	(0.44)	(0.41)
Net loss attributable to Equinox Gold shareholders	(18.4)	(65.5)	(17.3)
Net loss per share attributable to Equinox Gold shareholders(1)	(0.16)	(0.71)	(0.55)
Total assets	839.4	741.9	486.3
Total long-term liabilities	304.4	222.4	90.1

(1)	Balances reflect results from operations at Mesquite from the acquisition date of October 30, 2018 and at Aurizona from the commencement of commercial production of July 1, 2019

Management’s Discussion and Analysis

For the three months and year ended December 31, 2019

Selected quarterly information

The following tables set out selected unaudited consolidated quarterly results for the last eight quarters through December 31, 2019:

$ amounts in millions, except per share amounts	December 31, 2019	September 30, 2019	June 30, 2019(1)	March 31, 2019(1)
Revenue(2)	$119.0	$91.9	$35.4	$35.4
Operating costs(2)	(61.0)	(49.9)	(24.0)	(24.1)
Depreciation and depletion(2)	(19.4)	(11.2)	(3.8)	(4.2)
Earnings from mine operations(2)	38.5	30.8	7.6	7.1
Exploration	(1.7)	(0.9)	(3.2)	(2.9)
General and administration	(9.9)	(3.3)	(3.7)	(3.1)
Income from operations	26.9	26.5	0.7	1.0
Other income (expense)	(32.6)	(14.9)	(13.5)	(7.3)
Net income (loss) before taxes	(5.7)	11.6	(12.7)	(6.3)
Tax recovery (expense)	(2.8)	(3.5)	1.2	(2.0)
Net income (loss) and comprehensive income (loss)	(8.5)	8.1	(11.5)	(8.3)
Net income (loss) per share attributable to Equinox Gold shareholders, basic and diluted	$(0.08)	$0.07	$(0.09)	$(0.07)

$ amounts in millions, except per share amounts	December 31, 2018(1)	September 30, 2018	June 30, 2018	March 31, 2018
Revenue(2)	$30.2	$-	$-	$-
Operating costs(2)	(19.0)	-	-	-
Depreciation and depletion(2)	(4.2)	-	-	-
Earnings from mine operations(2)	6.9	-	-	-
Exploration expenses	(3.9)	(2.6)	(2.7)	(3.0)
General and administration	(6.7)	(3.0)	(3.3)	(3.4)
Asset impairment	(13.3)	-	-	-
Loss from operations	(17.0)	(5.6)	(6.0)	(6.4)
Other income (expense)	(8.3)	(2.2)	5.7	2.7
Loss before taxes	(25.3)	(7.8)	(0.3)	(3.7)
Tax expense	(0.6)	(0.3)	(1.4)	-
Net loss from continuing operations	(25.9)	(8.1)	(1.7)	(3.7)
Loss from discontinued operation(3)	-	(0.9)	(25.8)	(0.7)
Net loss and comprehensive loss	(25.9)	(9.0)	(27.5)	(4.4)
Net loss per share from continuing operations attributable to Equinox Gold shareholders, basic and diluted	$(0.25)	$(0.09)	$(0.02)	$(0.05)

(1)

Restated to reflect changes to Mesquite purchase price allocation. Net loss for the three months ended December 31, 2018, March 31, 2019 and June 30, 2019 increased by $15.8 million, $2.5 million and $0.9 million, respectively, from previously reported figures.

(2)	Mesquite was acquired on October 30, 2018 and Aurizona commenced commercial production on July 1, 2019, hence there are no prior period comparatives for certain balances.
(3)	Results from Koricancha have been re-presented in prior periods as a discontinued operation as it was disposed of during August 2018.

Management’s Discussion and Analysis

For the three months and year ended December 31, 2019

LIQUIDITY AND CAPITAL RESOURCES

Working capital

At December 31, 2019, Equinox Gold had $68.7 million (December 31, 2018 – $62.6 million) in unrestricted cash and marketable securities. The Company had working capital of $16.7 million at December 31, 2019, compared to $17.4 million at December 31, 2018. The decrease in working capital from December 31, 2018 was due to an increase in trade payables as a result of Castle Mountain construction.

As at December 31, 2019, current accounts receivable and deposits were $31.8 million (December 31, 2018 – $21.4 million) comprised of $11.7 million (December 31, 2018 – $4.9 million) of value-added taxes receivable from the Brazilian government; $12.0 million (December 31, 2018 – $10.9 million) receivable from Serabi Gold plc representing the final instalment due from the sale of Anfield’s Coringa project; $2.7 million (December 31, 2018 – $1.7 million) receivable from Inca One from the sale of Koricancha; and $5.4 million (December 31, 2018 – $3.7 million) in miscellaneous receivables, advances and prepaid expenses.

Current inventory at December 31, 2019 totalled $46.3 million, up from $42.9 million at December 31, 2018. The increase in inventories was mainly due to commercial production at Aurizona beginning July 1, 2019.

Current liabilities at December 31, 2019 were $131.9 million (December 31, 2018 – $110.2 million). Included in current liabilities were accounts payable and accrued liabilities at December 31, 2019 of $67.2 million (December 31, 2018 – $55.1 million). The increase from December 31, 2018 was due to increased capital related accruals at Castle Mountain as a result of Phase 1 construction and at Aurizona relating to the tailings dam raise.

Also included in current liabilities at December 31, 2019 was the current portion of the Company’s debt facilities totalling $61.6 million (December 31, 2018 – $54.7 million). During 2019, the Company restructured its debt facilities to defer a significant portion of its principal repayments. At December 31, 2019, the current portion of loans and borrowings includes a $40 million amortization payment on the Revolving Credit Facility due on December 31, 2020.

At December 31, 2019, the Company had unrestricted cash and cash equivalents of $67.7 million (December 31, 2018 – $60.8 million), working capital of $16.7 million (December 31, 2018 – $17.4 million) and $29.7 million in undrawn loan facilities. The Company believes cash flows from operations are sufficient to achieve the Company’s current business objectives for the next 12 months. The Company has a history of operating losses and has limited history of revenue from operations. The Company’s ability to continue as a going concern in the longer term is dependent on successful execution of its business plan and ultimately generating net income and positive cash flow from mining operations.

Cash flow

Cash generated by operations increased in 2019 to $59.7 million (2018 – $23.0 million used in operations), due to a full year of Mesquite operations and the addition of Aurizona’s cash flows from two quarters of commercial operations. The Company generated $76.1 million in cash from operations prior to changes in non-cash working capital. This was offset by an increase in inventory as a result of increased ounces stacked to the Mesquite leach pad in 2019 and inventory at Aurizona.

Cash used in investing activities in 2019 was $111.3 million (2018 – $240.7 million), which is primarily related to construction during the first half of the year at Aurizona and at Castle Mountain during Q4 2019. Cash used in investing activities in the prior year includes $144.3 million spent on the acquisition of Mesquite. During 2019, the Company paid to New Gold $12.5 million in a working capital adjustment due under the purchase agreement.

Cash provided by financing activities for 2019 was $57.0 million (2018 – $268.3 million). During Q1 2019, the Company made a final draw of $10 million from the Aurizona Construction Facility. In Q2 2019, the Sprott Facility, Aurizona Construction Facility and related production-linked payment obligation were repaid in full for $116.9 million using a draw from the Company’s revolving credit facility. This was offset by $139.7 million proceeds received from the issuance of convertible notes and $20.0 million received from a short-term loan with the Company’s Chairman. During Q3 2019, the Company made a draw of $20 million from the Revolving Credit Facility and used the proceeds to repay the short-term loan.

Management’s Discussion and Analysis

For the three months and year ended December 31, 2019

Share capital transactions

The Company issued shares in conjunction with the following transactions during 2019:

# Shares
Balance December 31, 2018	110,425,401
Issued to settle debenture	2,227,835
Issued on exercise of warrants, stock options and vested RSUs	799,127
Balance December 31, 2019	113,452,363

OUTSTANDING SHARE DATA

As at the date of this MD&A, the Company has 114,822,476 shares issued and outstanding, 2,363,240 shares issuable under stock options, 23,253,543 shares issuable under share purchase warrants and 1,847,315 shares issuable under restricted share units. The fully diluted outstanding share count is 143,339,044.

COMMITMENTS AND CONTINGENCIES

At December 31, 2019, the Company had the following contractual obligations outstanding:

$ amounts in millions	Total	Within 1 year	1-2 years	2-3 years	3-4 years	4–5 years	Thereafter
Loans, borrowings and interest	$331.7	$77.4	$53.4	$52.3	$7.0	$141.6	$-
Accounts payable and accrued liabilities	67.0	67.0	-	-	-	-	-
Reclamation payments(1)	38.0	0.5	3.6	4.5	3.2	3.7	22.5
Purchase commitments	27.6	25.0	1.5	1.0	0.1	-	-
Lease payments	1.1	0.4	0.2	0.2	0.2	0.1
Total	$465.4	$170.3	$58.7	$58.0	$10.5	$145.4	$22.5

(1)	Amount represents undiscounted future cash flows.

Due to the nature of the Company’s operations, various legal, tax, environmental and regulatory matters are outstanding from time to time. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. While the outcomes of these matters are uncertain, based upon the information currently available, the Company does not believe that these matters in aggregate will have a material adverse effect on its consolidated financial statements. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of these changes in its consolidated financial statements in the period in which such changes occur.

The Company is a defendant in various lawsuits and legal actions, including for alleged fines, taxes and labour related matters in the jurisdictions in which it operates. Management regularly reviews these lawsuits and legal actions with outside counsel to assess the likelihood that the Company will ultimately incur a material cash outflow to settle the claim. To the extent management believes it is probable that a cash outflow will be incurred to settle the claim, a provision for the estimated settlement amount is recorded. At December 31, 2019, the Company recorded a legal provision for these items totaling $4.0 million (December 31, 2018 – $2.9 million) which is included in other long-term liabilities.

The Company is contesting federal income and municipal value-added tax assessments in Brazil. Brazilian courts often require a taxpayer to post cash or a guarantee for the disputed amount before hearing a case. It can take up to five years to complete an appeals process and receive a final verdict. At December 31, 2019, the Company has recorded restricted cash of $13.9 million (December 31, 2018 – $7.5 million) in relation to insurance bonds for tax assessments in the appeals process. The Company may in the future have to post security, by way of cash,

Management’s Discussion and Analysis

For the three months and year ended December 31, 2019

insurance bonds or equipment pledges, with respect to certain federal income and municipal tax assessments being contested, the amounts and timing of which are uncertain. The Company and its advisors believe that the federal income and municipal tax assessments which are under appeal are wholly without merit and no provision has been recorded with respect to these matters.

In certain jurisdictions where the Company operates, entities that are exporters are permitted to maintain offshore bank accounts and are required to register all transactions resulting in deposits into and payments out of those accounts. The Company has identified that in certain instances it has not registered all transactions prior to 2017. The Company has been advised by its tax and foreign trade legal advisors that material fines are imposable under statute that could result from non-compliance with a five-year statute of limitations.

If the Company is unable to resolve all these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows and results of operations.

RELATED PARTY TRANSACTIONS

The key management of the Company comprises executive and non-executive directors and members of executive management. The remuneration of the Company’s directors and other key management personnel during the years ended December 31, 2019 and 2018 are as follows:

	2019	2018
Salaries, directors’ fees and other short-term benefits	$2.8	$2.7
Share-based payments	1.9	2.1
Total key management personnel compensation	$4.7	$4.8

Ross Beaty is a related party of the Company. On April 11, 2019, the Company entered into a one-year, unsecured $20 million revolving credit facility with Mr. Beaty. On September 27, 2019, the Company repaid in full the principal and accrued interest outstanding under the loan. At December 31, 2019, the Company has a balance owing to Mr. Beaty of $13.2 million, including accrued interest of $1.2 million related to the Company’s Standby Loan which was entered into in 2018 (together, the “Beaty Loans”).

Management’s Discussion and Analysis

For the three months and year ended December 31, 2019

NON-IFRS MEASURES

This MD&A refers to cash costs, cash costs per ounce sold, all-in sustaining costs (“AISC”), AISC per ounce sold, adjusted EBITDA and sustaining and non-sustaining capital expenditures that are measures with no standardized meaning under International Financial Reporting Standards (“IFRS”), i.e. they are non-IFRS measures, and may not be comparable to similar measures presented by other companies. Their measurement and presentation is consistently prepared and is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Adjusted EBITDA

Adjusted EBITDA is defined as earnings before interest, tax, depreciation, and amortization, adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as the impact of fair value changes in the value of warrants, foreign exchange gains and losses, and share-based compensation. It is also adjusted to exclude items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance, such as impairments and gains and losses on disposals of assets. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use adjusted EBITDA to evaluate the Company’s performance and ability to generate cash flows and service debt.

The following table provides the calculation of adjusted EBITDA, as adjusted and calculated by the Company for the three months ended December 31, 2019, September 30, 2019, and December 31, 2018, and the year ended December 31, 2019.

$’s in millions	Three months ended			Year ended
	December 31, 2019	September 30, 2019	December 31, 2018	December 31, 2019
Net income (loss) before tax	$(5.7)	11.6	(26.9)	$(13.2)
Add: Depreciation and depletion	19.7	11.3	4.2	39.1
Finance costs	5.1	5.3	3.8	17.5
Non-cash share-based compensation	2.0	0.9	2.1	5.0
Non-cash change in fair value of warrants	26.8	7.4	0.2	38.2
Change in unrealized foreign exchange (gains) losses	(1.7)	1.7	1.9	(1.3)
Other expenses (income)(1)	2.3	0.1	17.1	14.8
Deduct: Finance income	(0.6)	(0.1)	(1.5)	(1.9)
Adjusted EBITDA	$47.9	38.2	0.9	$98.2

(1)

For the year ended December 31, 2019, other expenses primarily relates to $14.1 million loss on settlement of debt. For the three months ended December 31, 2018, other expenses includes a $13.3 million impairment loss.

Adjusted net income

Adjusted net income and adjusted net income per share are used by management and investors to measure the underlying operating performance of the Company. Adjusted net earnings is defined as net income adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as the impact of fair value changes in the value of warrants, foreign exchange gains and losses, share-based compensation. It is also adjusted to exclude items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance, such as impairments and gains and losses on disposals of assets. Adjusted net income per share amounts are calculated using the weighted average umber of shares outstanding on a basic and diluted basis as determined by IFRS.

Management’s Discussion and Analysis

For the three months and year ended December 31, 2019

The following table provides the calculation of adjusted net earnings and adjusted net earnings per share, as adjusted and calculated by the Company for the three months ended December 31, 2019, September 30, 2019, and December 31, 2018, and the year ended December 31, 2019.

$’s in millions	Three months ended			Year ended
	December 31, 2019	September 30, 2019	December 31, 2018	December 31, 2019
Basic weighted average shares outstanding	113,420,056	113,288,119	103,581,802	112,001,484
Diluted weighted average shares outstanding	141,965,548	115,146,248	103,581,802	133,687,303
Net income (loss) attributable to Equinox Gold shareholders	$(8.5)	8.1	(25.5)	$(18.4)
Add: Non-cash share based compensation	2.0	0.9	2.1	5.0
Non-cash change in fair value of warrants	26.8	7.4	0.2	38.2
Change in unrealized foreign exchange (gains) losses	(1.7)	1.7	1.9	(1.3)
Other expenses (income)(1)	2.3	0.1	17.1	14.8
Adjusted net income (loss) attributable to Equinox Gold shareholders	$20.9	18.2	(4.2)	$38.3
Per share – basic ($/share)	$0.18	0.16	(0.04)	$0.34
Per share – diluted ($/share)	$0.15	0.16	(0.04)	$0.29

(1)

For the year ended December 31, 2019, other expenses primarily relates to $14.1 million loss on settlement of debt. For the three months ended December 31, 2018, other expenses includes $13.3 million impairment loss.

Cash costs per ounce sold

Cash costs is a common financial performance measure in the gold mining industry; however, it has no standard meaning under IFRS. The Company reports total cast costs on a per oz sold basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate operating income and cash flow from mining operations. Cash costs include mine site operating costs, but are exclusive of amortization, reclamation, capital and exploration costs and net of by-product sales and then divided by ounces sold to arrive at cash costs per ounce. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

AISC per ounce sold

The Company is reporting AISC per oz of gold sold. The methodology for calculating AISC was developed internally and is calculated below, and readers should be aware that this measure does not have a standardized meaning. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. The Company believes the AISC measure provides further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value.

Management’s Discussion and Analysis

For the three months and year ended December 31, 2019

Cash cost and mine AISC reconciliation

The following table provides a reconciliation of cash costs per oz of gold sold and AISC per oz of gold sold to the most directly comparable IFRS measure on an aggregate basis.

$’s in millions, except oz and per oz figures	Three months ended			Year ended
	December 31, 2019	September 30, 2019	December 31, 2018	December 31, 2019
Operating expenses	$61.0	50.0	19.0	159.2
Gold oz sold	80,330	62,379	24,384	196,803
Cash costs per gold oz sold	$759	802	780	809
Operating expenses	$61.0	50.0	19.0	159.2
Add: Sustaining capital expenditures	6.0	9.0	2.0	20.8
Reclamation expenses	1.0	0.8	0.6	2.8
Sustaining exploration	0.2	0.2	-	0.4
Total mine AISC	$68.2	60.0	21.6	183.2
AISC per gold oz sold	$848	962	886	931

Sustaining and non-sustaining capital reconciliation

The following table provides a reconciliation of sustaining and non-sustaining capital to the most directly comparable IFRS measure on an aggregate basis.

	Three months ended			Year ended
$’s in millions	December 31, 2019	September 30, 2019	December 31, 2018	December 31, 2019
Capital additions on mineral properties, plant and equipment(1)	$28.3	7.5	125.8	90.0
Add: Adjustment for value-added taxes on construction additions(2)	-	11.3	-	11.3
Less: Non-sustaining capital expenditures(3)	(20.3)	(8.1)	(123.8)	(71.8)
Non-sustaining exploration – capitalized	(2.0)	(1.7)	-	(8.7)
Sustaining capital expenditures	$6.0	9.0	2.0	20.8

(1)	Per note 10 of the consolidated financial statements.
(2)	Capital additions are net of value added tax credits related to Aurizona construction.
(3)

For the three months ended December 31, 2019 and September 30, 2019, non-sustaining capital expenditures includes Castle Mountain construction expenditures and Corporate capital expenditures. For the three months ended December 31, 2018, non-sustaining capital expenditures includes Aurizona construction expenditures.

Management’s Discussion and Analysis

For the three months and year ended December 31, 2019

RISKS AND UNCERTAINTIES

Financial instrument risk exposure

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management process.

(i)	Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s financial assets.

The Company is primarily exposed to credit risk on its cash and cash equivalents, accounts receivable and deposits and reclamation bonds. Exposure to credit risk related to financial institutions and cash deposits is limited through maintaining cash and equivalents and short-term investments with high-credit quality financial institutions and instruments. Credit risk with respect to receivables from the sale of non-core assets is mitigated by security held in the event of default.

The carrying value of these financial assets totaling $104.6 million represents the maximum exposure to credit risk.

(ii)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company ensures that there is sufficient capital in order to meet short term business requirements after taking into account the Company’s holdings of cash and cash equivalents.

(iii)	Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices comprise three types of risk: commodity price risk; interest rate risk and currency risk. Financial instruments affected by market risk include cash and cash equivalents, accounts receivable, marketable securities, reclamation deposits, accounts payable and accrued liabilities, debt and derivatives.

Interest rate risk

The Company’s interest rate risk arises primarily from the interest received on cash and short-term deposits and interest paid on floating rate borrowings.

Deposits are invested on a short-term basis to enable adequate liquidity for payment of operational and capital expenditures. The Company does not believe that it is exposed to material interest rate risk on its cash and short-term deposits.

The Company is exposed to interest rate risk due to the floating rate interest on its Revolving Credit Facility. A 10% change in interest rates at the reporting date would have a $0.2 million impact on net loss in the year.

Foreign currency risk

The Company’s functional currency is the US dollar. The Company is exposed to currency risk on transactions and balances in currencies other than the functional currency, primarily the Brazilian Real and Canadian Dollar.

Management’s Discussion and Analysis

For the three months and year ended December 31, 2019

Financial assets and liabilities denominated in currencies other than the US dollar are as follows:

	December 31, 2019		December 31, 2018
$’s in millions	Financial assets	Financial liabilities	Financial assets	Financial liabilities
Brazilian reais	$28.7	$29.0	$19.8	$21.0
Canadian dollars	18.7	6.9	26.3	3.0
Total	$47.4	$35.9	$46.1	$24.0

Of the financial assets listed above, $12.9 million (December 31, 2018 – $19.8 million) represent cash and cash equivalents held in Brazilian reals and $7.8 million (December 31, 2018 – $25.8 million) represent cash and cash equivalents held in Canadian dollars. Minimal cash is held in other currencies.

At December 31, 2019, with other variables unchanged, a 10% strengthening of the US dollar against the above currencies would have decreased net loss by approximately $1.0 million (December 31, 2018 – $2.0 million). A 10% weakening of the US dollar would have the opposite effect on net loss.

The Company has hedged a portion of its Brazil reals expenditures through its foreign currency exchange risk management program.

Commodity price risk

Gold prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the political and economic conditions of major gold producing countries. The profitability of the Company is directly related to the market price of gold. A decline in the market prices for this precious metal could negatively impact the Company’s future operations. The Company has not hedged any of its gold sales.

Other risk factors

Equinox Gold’s business activities are subject to significant risks including, but not limited to, those described in previous disclosure documents. Any of these risks could have a material adverse effect on Equinox Gold, its business and prospects, and could cause actual events to differ materially from those described in forward-looking statements relating to Equinox Gold. These risks are in addition to those discussed in technical reports and other documents filed by Equinox Gold from time to time on SEDAR and on EDGAR. In addition, other risks and uncertainties not presently known by management of Equinox Gold or that management currently believes are immaterial could affect Equinox Gold, its business and prospects.

Commodity price risk

The price of Equinox Gold’s shares, financial results and exploration, and development and mining activities in the future may be materially adversely affected by declines in the price of gold. Gold prices fluctuate widely and are affected by numerous factors beyond Equinox Gold’s control, such as the sale or purchase of metals by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar, Canadian dollar, Brazilian Real and foreign currencies, global and regional supply and demand, and the political and economic conditions of major metals-producing and metals-consuming countries throughout the world. The price of gold has fluctuated widely in recent years, and future price declines could cause continuous development of and commercial production from Equinox Gold’s properties to be uneconomic. Future production from Equinox Gold’s mining properties is dependent on gold prices that are adequate to make these properties economically viable.

Production and cost estimates

Equinox Gold prepares estimates of operating costs and/or capital costs for each operation and project. Equinox Gold’s actual costs may vary from estimates. Equinox Gold’s actual costs are dependent on a number of factors, including:

•	the exchange rate between the United States dollar and the Canadian dollar and Brazilian Reals;

Management’s Discussion and Analysis

For the three months and year ended December 31, 2019

•	smelting and refining charges;

•	royalties;

•	the price of gold and by-product metals;

•	the timing and cost, which can be considerable, of construction and maintenance activities at the processing facilities;

•	the availability and costs of skilled labour and specialized equipment;

•	the availability and cost of appropriate processing and refining arrangements;

•	potential increases in operating costs due to changes in the cost of fuel, power, materials and other inputs used in mining operations; and

•	production levels.

Forecasts of future production are estimates based on interpretation and assumptions, and actual production may be less than estimated. Unless otherwise noted, Equinox Gold’s production forecasts are based on full production being achieved. Equinox Gold’s ability to achieve and maintain full production rates is subject to a number of risks and uncertainties, including the accuracy of mineral reserve and mineral resource estimates, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions, physical characteristics of ores, the accuracy of estimated rates and costs of mining and processing, and the receipt and maintenance of permits.

Operational risks

Equinox Gold’s principal operation is the mining of and exploration for precious metals. Equinox Gold’s mining operations and processing and related infrastructure facilities are subject to risks normally encountered in the mining and metals industry. Although adequate precautions to minimize risk will be taken, operations are subject to such hazards, which could have a material adverse effect on the business, production, operations and financial condition and liquidity of Equinox Gold.

Such risks include, without limitation, environmental hazards, tailings risks, industrial accidents, labour disputes, changes in laws, technical difficulties or failures, late delivery of supplies or equipment, unusual or unexpected geological formations or pressures, cave-ins, pit-wall failures, rock falls, unanticipated ground, grade or water conditions, flooding, actual ore mined varying from estimates of grade or tonnage, metallurgical or other characteristics, interruptions in or shortages of electrical power or water, periodic or extended interruptions due to the unavailability of materials and force majeure events.

Additionally, Equinox Gold’s operations are subject to seasonal conditions. As a result of potentially heavy rainfall, pit access and the ability to mine ore may be lower in the first half of the year and the cost of mining may also be higher. In addition, a prolonged dry season may result in drought conditions, which may also impact production due to a lack of water that is necessary for processing.

Such risks could result in reduced production, damage to, or destruction of, mineral properties or producing facilities, damage to or loss of life or property, environmental damage, delays in mining or processing, losses and possible legal liability.

It is common in new processing operations to experience unexpected problems and delays during development and start-up. In addition, delays in the commencement of sustainable and profitable production often occur. While Equinox Gold is confident that long-term regular recovery of value added taxes or other amounts receivable from various governmental and nongovernmental counter parties will be established, Equinox Gold cannot assure investors that such taxes will be recovered or that its activities will result in profitable processing operations.

Construction risks

Equinox Gold intends to complete Phase 1 construction at Castle Mountain in 2020. Construction of a project requires substantial expenditures and is prone to material cost overruns versus budget. The capital expenditures and time required to construct Castle Mountain or develop any new mines are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to build the project.

Construction costs and timelines can be impacted by a wide variety of factors, many of which are beyond the control of Equinox Gold. These include, but are not limited to, weather conditions, ground conditions, availability of

Management’s Discussion and Analysis

For the three months and year ended December 31, 2019

appropriate rock and other material required for construction, availability and performance of contractors and suppliers, delivery and installation of equipment, design changes, accuracy of estimates and availability of accommodations for the workforce. Project development schedules are also dependent on obtaining and maintaining governmental approvals and the timeline to obtain such approvals is often beyond the control of Equinox Gold. A delay in startup of commercial production would increase capital costs and delay receiving revenues. Given the inherent risks and uncertainties associated with construction for Castle Mountain, there can be no assurance that the construction will continue in accordance with current expectations or at all, that construction costs will be consistent with the budget, that production will be achieved on schedule, or that the mine will operate as planned.

Foreign operations

Equinox Gold conducts mining, development, exploration and other activities through subsidiaries in foreign countries, including the United States and Brazil. Mining activities are subject to the risks normally associated with any conduct of business in foreign countries including:

•

expropriation, nationalization, and the cancellation, revocation, renegotiation, or forced modification of existing contracts, permits, licenses, approvals, or title, particularly without adequate compensation;

•	changing political and fiscal regimes, and economic and regulatory instability;

•	unanticipated adverse changes to laws and policies, including those relating to mineral title, royalties and taxation;

•	delays or inability to obtain or maintain necessary permits, licenses or approvals;

•	opposition to mine projects, which include the potential for violence, property damage and frivolous or vexatious claims;

•	restrictions on foreign investment;

•	unreliable or undeveloped infrastructure;

•	labour unrest and scarcity;

•	difficulty obtaining key equipment and components for equipment;

•	regulations and restrictions with respect to imports and exports;

•	high rates of inflation;

•	extreme fluctuations in currency exchange rates and restrictions on foreign exchange, currencies and repatriation;

•	inability to obtain fair dispute resolution or judicial determinations because of bias, corruption or abuse of power;

•	abuse of power of foreign governments who impose, or threaten to impose, fines, penalties or other similar mechanisms, without regard to the rule of law;

•	difficulties enforcing judgments, particularly judgments obtained in Canada or the United States, with respect to assets located outside of those jurisdictions;

•	difficulty understanding and complying with the regulatory and legal framework with respect to mineral properties, mines and mining operations, and permitting;

•	violence and the prevalence of criminal activity, including organized crime, theft and illegal mining;

•	civil unrest, terrorism and hostage taking;

•	military repression and increased likelihood of international conflicts or aggression; and

•	increased public health concerns.

Government regulation

The operating, development and exploration activities of Equinox Gold are subject to various laws governing prospecting, development, production, exports, imports, taxes, labour standards and occupational health and safety, mine safety, toxic substances, waste disposal, environmental protection and remediation, protection of endangered and protected species, land use, water use, land claims of local people and other matters. The occurrence of mining regime changes in both the developed and developing countries adds uncertainties that cannot be accurately

Management’s Discussion and Analysis

For the three months and year ended December 31, 2019

predicted and any future material adverse changes in government policies or legislation in the jurisdictions in which the Company operates.

Any changes in government policy may result in changes to laws affecting ownership of assets, mining policies, monetary policies, taxation, royalty rates, rates of exchange, environmental regulations, labour relations and return of capital. This may affect both Equinox Gold’s ability to undertake operating. development and exploration activities in respect of present and future properties in the manner currently contemplated, as well as its ability to continue to explore, develop and operate those properties in which it has an interest or in respect of which it has obtained exploration and development rights to date. The possibility that future governments may adopt substantially different policies, which might extend to expropriation of assets, cannot be ruled out.

No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could have an adverse effect on Equinox Gold’s financial position. Amendments to current laws, regulations and permits governing operating, development and exploration activities, or more stringent or different implementation, could have a material adverse impact on Equinox Gold’s financial position, or could require abandonment or delays in the development of new mining properties. Failure to comply with any applicable laws, regulations or permitting requirements may result in enforcement actions against Equinox Gold, including orders issued by regulatory or judicial authorities causing process, development or exploration activities to cease or be curtailed or suspended, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.

Equinox Gold is currently appealing federal and municipal value-added tax assessments in Brazil, as discussed elsewhere in these Risk Factors. Equinox Gold could be forced to compensate those suffering loss or damage by reason of its processing, development or exploration activities and could face civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Any such regulatory or judicial action could materially increase Equinox Gold’s operating costs and delay or curtail or otherwise negatively impact Equinox Gold’s activities.

Uncertainty of Mineral Reserve and Mineral Resource estimates

The figures for mineral reserves and mineral resources published by Equinox Gold are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Mineral Reserves could be mined or processed profitably. There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources, including many factors beyond Equinox Gold’s control. Such estimation is a subjective process, and the accuracy of any Mineral Reserve or Mineral Resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the Mineral Reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that metals recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Fluctuation in commodities prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate. Any material reductions in estimates of Mineral Reserves and Mineral Resources, or of Equinox Gold’s ability to extract these Mineral Reserves, could have a material adverse effect on Equinox Gold’s results of operations and financial condition. Inferred Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability and have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. A significant amount of exploration work must be completed in order to determine whether an Inferred Mineral Resource may be upgraded to a higher category.

Permitting

Equinox Gold’s operating, development and exploration activities are subject to receiving and maintaining licenses, permits and approvals (collectively, “permits”) from appropriate governmental authorities. Before any operations, development or exploration on any of its properties Equinox Gold must receive numerous permits. Equinox Gold may be unable to obtain on a timely basis or maintain in the future all necessary permits to explore and develop its properties, commence construction or operation of mining facilities and properties or maintain continued operations.

Management’s Discussion and Analysis

For the three months and year ended December 31, 2019

Delays may occur in connection with obtaining necessary renewals of permits for Equinox Gold’s existing operations and activities, additional permits for existing or future operations or activities, or additional permits associated with new legislation. It is possible that previously issued permits may become suspended or revoked for a variety of reasons, including through government or court action. Equinox Gold can provide no assurance that it will continue to hold or obtain, if required to, all permits necessary to develop or continue operating at any particular site, which could adversely affect its operations. Operation, development and exploration of Equinox Gold’s Aurizona, Mesquite and Castle Mountain mines require permits from various governmental authorities in Brazil and the United States, respectively. There can be no assurance that all future permits that Equinox Gold requires for its operations at Aurizona, Mesquite or Castle Mountain will be obtainable or renewable on reasonable terms, or at all. Delays or a failure to obtain required permits, or the expiry, revocation or failure to comply with the terms of any such permits that Equinox Gold has already obtained, would adversely affect its business.

Debt and liquidity risk

Equinox Gold must generate sufficient internal cash flows and/or be able to utilize available financing sources to finance its growth and sustain capital requirements. If Equinox Gold does not realize satisfactory prices for the gold from its gold mining operations, it could be required to raise significant additional capital through the capital markets and/or incur significant borrowings to meet its capital requirements. These financing requirements will result in dilution to existing Equinox Gold Shareholders and could adversely affect its ability to access the capital markets in the future to meet any external financing requirements Equinox Gold might have. If there are significant delays in when these projects are completed and are producing on a commercial and consistent scale, and/or their capital costs were to be significantly higher than estimated, these events could have a significant adverse effect on Equinox Gold’s results of operation, cash flow from operations and financial condition.

Equinox Gold has limited operating cash flow. Although Equinox Gold has the Revolving Credit Facility, Beaty Loans and Notes (collectively, the “Equinox Gold Credit Facilities”), there is no guarantee that additional funding will be available for further development of its projects. Further activities may depend on Equinox Gold’s ability to obtain financing through equity or debt financing and failure to obtain this financing may result in delay or indefinite postponement of its activities.

As of December 31, 2019, Equinox Gold had aggregate consolidated principal indebtedness in the amount of $284 million. Equinox Gold’s ability to make scheduled payments on the Equinox Gold Credit Facilities and any other indebtedness will depend on its financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond its control. There is no guarantee that additional funding will be available for development of projects or to refinance existing corporate and project debt. There may be an inability to complete the investment on the proposed terms or at all due to delays in obtaining or inability to obtain consent of lends or to execute intercreditor agreements or obtain required regulatory and exchange approvals.

Equinox Gold is exposed to interest rate risk on variable rate debt. Liquidity risk is the risk that Equinox Gold will not be able to meet its financial obligations as they become due, including, among others, debt repayments, interest payments and contractual commitments. If Equinox Gold’s cash flows and capital resources are insufficient to fund its debt service obligations, Equinox Gold could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance Equinox Gold’s indebtedness, including indebtedness under the Equinox Gold Credit Facilities. Equinox Gold may not be able to effect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternatives may not allow Equinox Gold to meet its scheduled debt service obligations.

In addition, a breach of the covenants, including the financial covenants under the Equinox Gold Credit Facilities or Equinox Gold’s other debt instruments from time to time could result in an event of default under the applicable indebtedness. Such a default may allow the creditors to impose default interest rates or accelerate the related debt, which may result in the acceleration of any other debt to which a cross acceleration or cross default provision applies. In the event a lender accelerates the repayment of Equinox Gold’s borrowings, Equinox Gold may not have sufficient assets to repay its indebtedness.

Management’s Discussion and Analysis

For the three months and year ended December 31, 2019

The Equinox Gold Credit Facilities contain a number of covenants that impose significant operating and financial restrictions on Equinox Gold and may limit Equinox Gold’s ability to engage in acts that may be in its long term best interest. In particular, the Equinox Gold Credit Facilities restricts Equinox Gold’s ability to dispose of assets to make dividends or distributions and to incur additional indebtedness and grant security interests or encumbrances. As a result of these restrictions, Equinox Gold may be limited in how it conducts its business, may be unable to raise additional debt or equity financing, or may be unable to compete effectively or to take advantage of new business opportunities, each of which restrictions may affect Equinox Gold’s ability to grow in accordance with its strategy.

Further, Equinox Gold’s maintenance of substantial levels of debt could adversely affect its financial condition and results of operations and could adversely affect its flexibility to take advantage of corporate opportunities. Substantial levels of indebtedness could have important consequences to Equinox Gold, including:

•

limiting Equinox Gold’s ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements, or requiring Equinox Gold to make nonstrategic divestitures;

•

requiring a substantial portion of Equinox Gold’s cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•	increasing Equinox Gold’s vulnerability to general adverse economic and industry conditions;

•	exposing Equinox Gold to the risk of increased interest rates for any borrowings at variable rates of interest;

•	limiting Equinox Gold’s flexibility in planning for and reacting to changes in the industry in which it competes;

•	placing Equinox Gold at a disadvantage compared to other, less leveraged competitors; and

•	increasing Equinox Gold’s cost of borrowing.

Share price fluctuation

Securities markets have experienced a high degree of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations which have not necessarily been related to their operating performance, underlying asset values or prospects. There can be no assurance that these kinds of share price fluctuations or lack of liquidity will not occur in the future, and if they do occur, the Company does not know how severe the impact may be on Equinox Gold’s ability to raise additional funds through equity issues. If Equinox Gold is unable to generate such revenues or obtain such additional financing, any investment in Equinox Gold may be materially diminished in value or lost.

Access to water at Castle Mountain

Historically the Castle Mountain operation successfully processed approximately 3.6 million tons of ore per year over a ten-year period with continued leaching for several years after mining ceased. Equinox Gold, through its wholly-owned subsidiary, maintains water rights including two producing wells at Castle Mountain. Historically, the mine had sufficient water for processing purposes and Equinox Gold has the water supply to commence Phase 1 production. However, additional sources of ground water will have to be located and permitted to expand throughput production as contemplated in Phase 2. If Equinox Gold is unable to source additional water supplies it could prevent or limit the ability to conduct exploration and development activities and ultimately expand production at Castle Mountain.

Environmental risks, regulations and hazards

All phases of Equinox Gold’s mining operations are subject to environmental regulation in the jurisdictions in which they operate. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set out limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will likely, in the future, require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the mining operations. Environmental hazards may exist on the properties which are unknown at present

Management’s Discussion and Analysis

For the three months and year ended December 31, 2019

which have been caused by previous or existing owners or operators of the properties. Equinox Gold may become liable for such environmental hazards caused by previous owners or operators of the properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Previous mining by artisanal miners (“Garimpeiros”) has occurred and continues today at Equinox Gold’s Aurizona properties. Garimpeiros are known to use motor oils, other substances and greases in their mining processes, which can result in environmental damage. While Equinox Gold has taken steps to address the activities of the Garimpeiros and the related environmental impacts, there is no certainty that such activities will be discontinued and Equinox Gold may become liable for such environmental hazards caused by previous owners or operators of the properties.

The extraction process for gold and metals can produce tailings, which are the slurry and sand-like materials which remain from the extraction process. Tailings are stored in engineered facilities which are designed, constructed, operated and closed in conformance with local requirements and best practices. Hazards such as equipment failure or failure of retaining dams around tailings disposal areas may result in environmental pollution and consequent liability.

Equinox Gold’s historical operations have generated chemical and metals depositions in the form of tailing ponds, rock waste dumps, and heap leach pads. The Company’s ability to obtain, maintain and renew permits and approvals and to successfully develop and operate mines may be adversely affected by real or perceived impacts associated with Equinox Gold’s activities or of other mining companies that affect the environment, human health and safety.

The water collection, treatment and disposal operations at Equinox Gold’s mines are subject to substantial regulation and involve significant environmental risks. If collection or management systems fail, overflow or do not operate properly, untreated water or other contaminants could spill onto nearby properties or into nearby streams and rivers, causing damage to persons or property, injury to aquatic life and economic damages. Liabilities resulting from damage, regulatory orders or demands, or similar, could adversely and materially affect Equinox Gold’s business, results of operations and financial condition. Moreover, in the event that Equinox Gold is deemed liable for any damage caused by overflow, Equinox Gold’s losses or consequences of regulatory action might not be covered by insurance policies.

Information systems

Targeted attacks on Equinox Gold’s systems (or on systems of third parties that Equinox Gold relies on), failure or non-availability of key information technology (“IT”) systems or a breach of security measures designed to protect Equinox Gold’s IT systems could result in disruptions to Equinox Gold’s operations, extensive personal injury, property damage or financial or reputational risks. Equinox Gold has engaged IT consultants to implement and test system controls and disaster recovery infrastructure for certain IT systems. As the threat landscape is ever-changing, Equinox Gold must make continuous mitigation efforts, including risk prioritized controls to protect against known and emerging threats, tools to provide automate monitoring and alerting and backup and recovery systems to restore systems and return to normal operations.

Community action

Communities and non-governmental organizations (“NGOs”) have become more vocal and active with respect to mining activities at or near their communities. Some communities and NGOs have taken actions that could have a material adverse effect on our operations, such as setting up road closures and commencing lawsuits. In certain circumstances, such actions might ultimately result in the cessation of mining activities and the revocation of permits and licenses. These actions relate not only to current activities but are often in respect of past activities by prior owners of mining properties.

Equinox Gold has initiated various programs to enhance our community engagement processes, drive world-leading environmental practices and reinforce our commitment to the safety and health of our employees and surrounding

Management’s Discussion and Analysis

For the three months and year ended December 31, 2019

communities. However, there is no assurance that our efforts will be successful at mitigating all impacts of community actions to our operations, and we may suffer material negative consequences to our business.

Future acquisitions, business arrangements or transactions

Equinox Gold will continue to seek new mining and development opportunities in the mining industry as well as business arrangements or transactions. In pursuit of such opportunities, Equinox Gold may fail to select appropriate acquisition targets or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their workforce into Equinox Gold. Ultimately, any acquisitions would be accompanied by risks, which could include change in commodity prices, difficulty with integration, failure to realize anticipated synergies, significant unknown liabilities, delays in regulatory approvals and exposure to litigation. There is no guarantee that the sources of financing that have been announced will be successful and that additional funding will be available for development of projects or to refinance existing corporate and project debt. There may be an inability to complete the investment on the proposed terms or at all due to delays in obtaining or inability to obtain consent of lenders or to execute intercreditor agreements or obtain required regulatory and exchange approvals. Any material issues that Equinox Gold encounters in connection with an acquisition, business arrangement or transaction could have a material adverse effect on its business, results or operations and financial position.

Limited operating history and uncertainty of future revenues

Equinox Gold has a limited operating history and it is therefore difficult to evaluate Equinox Gold’s business and future prospects. The future success of Equinox Gold is dependent on Equinox Gold’s ability to implement its strategy. While the Equinox Gold leadership team is optimistic about the Company’s prospects, there is no certainty that anticipated outcomes and sustainable revenue streams will be achieved. Equinox Gold faces risks regarding its future growth and prospects will depend on its ability to manage growth and to continue to expand and improve operational, financial and management information and quality control systems on a timely basis, while at the same time maintaining effective cost controls. Any failure to expand and improve operational, financial and management information and quality control systems in line with Equinox Gold’s growth could have a material adverse effect on Equinox Gold’s business, financial condition and results of operations.

Reclamation estimates, costs and obligations

Equinox Gold’s operations are subject to reclamation plans that establish its obligations to reclaim properties after minerals have been mined from a site. It is difficult to determine the exact amounts which will be required to complete all land reclamation activities in connection with the properties in which Equinox Gold holds an interest. Reclamation bonds and other forms of financial assurance represent only a portion of the total amount of money that will be spent on reclamation activities over the life of a mine. Accordingly, these obligations represent significant future costs for Equinox Gold and it may be necessary to revise planned expenditures, operating plans and reclamation concepts and plans in order to fund reclamation activities. Such increased costs may have a material adverse impact upon the financial condition and results of operations of Equinox Gold.

There is a potential future liability for cleanup of tailings deposited on the mining license areas by others during previous periods of mining and reprocessing. It is not possible to quantify at this time what the potential liability may be and detailed assessments need to be made to determine future land reclamation costs, if any.

Exchange rate fluctuations

Equinox Gold reports its results in United States dollars, while many of Equinox Gold’s investments, costs and revenues may be denominated in other currencies. This may result in additions to Equinox Gold’s reported costs or reductions in Equinox Gold’s reported revenues. Fluctuations in exchange rates between currencies in which Equinox Gold invests, reports, or derives income may cause fluctuations in its financial results that are not necessarily related to Equinox Gold’s underlying operations.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants which affect

Management’s Discussion and Analysis

For the three months and year ended December 31, 2019

capital and operating costs. Unusual or infrequent weather phenomena, terrorism, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect Equinox Gold’s operations, financial condition and results of operations.

Properties located in remote areas

Equinox Gold’s properties may be located in remote areas, some of which have severe climates, resulting in technical challenges for conducting both geological exploration and mining. Equinox Gold benefits from modern mining transportation skills and technologies for operating in areas with severe climates. Nevertheless, Equinox Gold may sometimes be unable to overcome problems related to weather and climate at a commercially reasonable cost, which could have a material adverse effect on Equinox Gold business and results of operations. The remote location of Equinox Gold’s operations may also result in increased costs and transportation difficulties.

Aurizona is situated in a region where other mining activity is developing. Aurizona has access to existing roads and paved highways as well as local water and power supply; however, the existing road to the village of Aurizona may require relocation in the future to allow access to the western portion of the ore body, which will also require permitting and community support. Generators currently act as back-up for power outages but, despite provision for backup infrastructure, there can be no assurance that challenges or interruptions in infrastructure and resources will not be encountered.

Internal controls over financial reporting

Equinox Gold may fail to maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented or amended from time to time, and Equinox Gold may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting. Equinox Gold’s failure to satisfy the requirements of Canadian legislation on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm Equinox Gold’s business and negatively impact the trading price of its Shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm Equinox Gold’s operating results or cause it to fail to meet its reporting obligations.

Equinox Gold may fail to maintain the adequacy of its disclosure controls. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by Equinox Gold in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to Equinox Gold’s management, as appropriate, to allow timely decisions regarding required disclosure.

No evaluation can provide complete assurance that Equinox Gold’s financial and disclosure controls will detect or uncover all failures of persons within Equinox Gold to disclose material information otherwise required to be reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. The effectiveness of Equinox Gold’s controls and procedures could also be limited by simple errors or faulty judgments.

Counterparty risk

Counterparty risk is the risk to Equinox Gold that a party to a contract will default on its contractual obligations to Equinox Gold. Equinox Gold is exposed to various counterparty risks including, but not limited to: (i) financial institutions that hold Equinox Gold’s cash and short term investments; (ii) companies that have payables to Equinox Gold; (iii) providers of its risk management services, such as hedging arrangements; (iv) shipping service providers that move Equinox Gold’s material; (iv) Equinox Gold’s insurance providers; and (v) Equinox Gold’s lenders. Although Equinox Gold makes efforts to limit its counterparty risk, Equinox Gold cannot effectively operate its business without relying, to a certain extent, on the performance of third party service providers.

Public perception

Damage to Equinox Gold’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. Although Equinox Gold places great emphasis on protecting its image and reputation, it does not ultimately have direct control over how it is perceived by others.

Management’s Discussion and Analysis

For the three months and year ended December 31, 2019

Reputation loss may lead to increased challenges in developing and maintaining community relations, decreased investor confidence and act as an impediment to Equinox Gold’s overall ability to advance its projects, thereby having a material adverse impact on financial performance, cash flows and growth prospects.

Equinox Gold may become subject to additional legal proceedings

Equinox Gold is currently subject to litigation and claims in Brazil and the United States and may, from time to time, become involved in various claims, legal proceedings, regulatory investigations and complaints. Equinox Gold cannot reasonably predict the likelihood or outcome of any actions should they arise. If Equinox Gold is unable to resolve any such disputes favorably, it may have a material adverse effect on Equinox Gold’s financial performance, cash flows, and results of operations. To the extent management believes it is probable that a material cash outflow will be incurred to settle the claim, a provision for the estimated settlement amount is recorded. Equinox Gold’s assets and properties may become subject to further liens, agreements, claims, or other charges as a result of such disputes. Any claim by a third party on or related to any of Equinox Gold’s properties, especially where mineral reserves have been located, could result in Equinox Gold losing a commercially viable property. Even if a claim is unsuccessful, it may potentially affect Equinox Gold’s operations due to the high costs of defending against the claim. If Equinox Gold loses a commercially viable property, such a loss could lower its future revenues, or cause Equinox Gold to cease operations if the property represents all or a significant portion of Equinox Gold’s mineral reserves.

Defects in land title

Title insurance is not available for Equinox Gold’s properties, and Equinox Gold’s ability to ensure that it has obtained a secure claim to individual mineral properties or mining concessions may be severely constrained. Equinox Gold has not conducted surveys of all of the claims in which it holds direct or indirect interests and, therefore, the precise area and location of such claims may be in doubt. Equinox Gold can provide no assurances that there are no title defects affecting its properties. Accordingly, its mineral properties may be subject to prior unregistered liens, agreements, transfers or claims, including indigenous land claims, and title may be affected by, among other thing, undetected defects. In addition, Equinox Gold may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

Management

The success of Equinox Gold will be largely dependent on the performance of its Board of Directors and its senior management. The loss of the services of these persons would have a materially adverse effect on Equinox Gold’s business and prospects. There is no assurance Equinox Gold can maintain the services of its Board of Directors and management or other qualified personnel required to operate its business. Failure to do so could have a material adverse effect on Equinox Gold and its prospects.

Employee recruitment and retention

Recruiting and retaining qualified personnel is critical to Equinox Gold’s success. The number of persons skilled in the acquisition, exploration, development and operation of mining properties is limited and competition for such persons is intense. In particular, there is intense competition for engineers, geologists and persons with mining expertise. As Equinox Gold’s business activity grows, it will require additional key financial, administrative, mining, marketing and public relations personnel as well as additional staff at its operations. Although Equinox Gold believes that it will be successful in attracting and retaining qualified personnel, there can be no assurance of such success as competition for such persons with these skill sets increases. If Equinox Gold is not successful in attracting and retaining qualified personnel, the efficiency of our operations could be impaired, which could have an adverse impact on Equinox Gold’s future cash flows, earnings, results of operations, and financial condition.

Property commitments

The properties held by Equinox Gold may be subject to various land payments, royalties and/or work commitments. Failure by Equinox Gold to meet its payment obligations or otherwise fulfill its commitments under these agreements could result in the loss of related property interests.

Management’s Discussion and Analysis

For the three months and year ended December 31, 2019

Competition

The mining industry is very competitive, particularly with respect to properties that produce, or are capable of producing, gold and other metals. Mines have limited lives and, as a result, Equinox Gold continually seeks out to replace and expand mineral reserves through the acquisition of new properties. In addition, there is a limited supply of desirable mineral lands available in areas where Equinox Gold would consider conducting exploration and/or production activities. As Equinox Gold faces significant and increasing competition from a number of large established companies, some of which have greater financial and technical resources than Equinox Gold, for a limited number of suitable properties and resource acquisition opportunities, Equinox Gold may be unable to acquire such mining properties which it desires on terms it considers acceptable.

Equinox Gold competes with these other mining companies for the recruitment and retention of qualified directors, professional management, employees and contractors. Competition is also intense for the availability of drill rigs, mining equipment, and production equipment. Competition in the mining business for limited sources of capital could adversely impact our ability to acquire and develop suitable gold mines, gold developmental projects, gold producing companies, or properties having significant exploration potential. As a result, there can be no assurance that the Company’s acquisition and exploration programs will yield new mineral reserves to replace or expand current mineral reserves, or that the Company will be able to maintain production levels in the future.

Employee and labour relations

Some of Equinox Gold’s employees and contractors are unionized. In particular, a union has been established at one of the Company’s operations. Although the Company has reached agreements and places significant emphasis on maintaining positive relationships with the union and employees, there is risk of labour strikes and work stoppages. Should they occur, some labour strikes and work stoppages have the potential to significantly affect the Company’s operations and thereby adversely impact the Company’s future cash flows, earnings, production, and financial conditions.

Further, relations with employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in the jurisdictions in which the mining operations are conducted. Changes in such legislation or otherwise in Equinox Gold’s relationships with its employees may result in strikes, lockouts or other work stoppages, any of which could have a material adverse effect on the mining operations, results of operations and financial condition.

Climate change

Governments are moving to introduce climate change legislation and treaties at the international, national, state/province and local levels. Regulation relating to emission levels (such as carbon taxes) and energy efficiency is becoming more stringent. If the current regulatory trend continues, Equinox Gold expects that this will result in increased costs. In addition, physical risk of climate change may also have an adverse effect on Equinox Gold’s operations. These risks include: sea level rise, extreme weather events, and resource shortages due to delivery disruptions. Equinox Gold can provide no assurance that efforts to mitigate the risks of climate changes will be effective and that the physical risks of climate change will not have an adverse effect on its operations.

Uninsurable risks

Equinox Gold is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, mechanical failures, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to Equinox Gold’s current properties and future properties of Equinox Gold or the properties of others, delays in mining, monetary losses and possible legal liability.

Although Equinox Gold maintains insurance to protect against certain risks in such amounts as it considers to be reasonable, any such insurance may not cover all the potential risks associated with its operations. Equinox Gold may also be unable to maintain insurance to cover these risks at economically feasible premiums or for other reasons.

Management’s Discussion and Analysis

For the three months and year ended December 31, 2019

Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to Equinox Gold or to other companies in the mining industry on acceptable terms. Equinox Gold might also become subject to liability for pollution or other hazards which may not be insured against or which Equinox Gold may elect not to insure against because of premium costs or other reasons. Losses from these events may cause Equinox Gold to incur significant costs that could have a material adverse effect upon its cash flows, results of operations and financial condition.

Speculative nature of mining exploration and development

The long-term operation and success of Equinox Gold is dependent, in part, on the cost and success of our exploration and development projects. Mineral exploration and development is highly speculative and involves significant risks. Major expenses are typically required to locate and establish mineral reserves.

Development of Equinox Gold’s mineral projects will only follow upon obtaining satisfactory results. Few properties which are explored are ultimately developed into producing properties. There is no assurance that Equinox Gold’s exploration and development activities will result in any discoveries of commercial bodies of ore. There is also no assurance that, even if commercial quantities of ore are discovered, any of Equinox Gold’s mineral projects will be brought into commercial production.

The processes of exploration and development also involves risks and hazards, including environmental hazards, industrial accidents, labour disputes, unusual or unexpected geological conditions or acts of nature. These risks and hazards could lead to events or circumstances which could result in the complete loss of a project or could otherwise result in damage or impairment to, or destruction of, mineral properties and future production facilities, environmental damage, delays in exploration and development interruption, and could result in personal injury or death.

Although Equinox Gold evaluates the risks and carries insurance policies to mitigate the risk of loss where economically feasible, not all of these risks are reasonably insurable and insurance coverages may contain limits, deductibles, exclusions and endorsements. Equinox Gold cannot assure that its coverage will be sufficient to meet its needs. Such a loss may have a material adverse effect on Equinox Gold.

Corruption and bribery laws

Equinox Gold’s operations are governed by, and involve interactions with, many levels of government in numerous countries. Equinox Gold is required to comply with anti-corruption and anti-bribery laws, including the Canadian Criminal Code, and the Canadian Corruption of Foreign Public Officials Act, as well as similar laws in the countries in which Equinox Gold conducts its business. In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny and punishment to companies convicted of violating anti-corruption and anti-bribery laws. Furthermore, a company may be found liable for violations by not only its employees, but also by its contractors and third-party agents. Although Equinox Gold has adopted steps to mitigate such risks, including the implementation of training programs, internal monitoring, reviews and audits, and policies to ensure compliance with such laws, such measures may not always be effective in ensuring that Equinox Gold, its employees, contractors or third-party agents will comply strictly with such laws. If Equinox Gold finds itself subject to an enforcement action or is found to be in violation of such laws, this may result in significant penalties, fines and/or sanctions imposed on Equinox Gold resulting in a material adverse effect on Equinox Gold’s reputation and results of its operations.

Public company obligations

Equinox Gold’s business is subject to evolving corporate governance and public disclosure regulations that have increased both Equinox Gold’s compliance costs and the risk of non-compliance, which could adversely impact Equinox Gold’s share price.

Equinox Gold is subject to changing rules and regulations promulgated by a number of governmental and self-regulated organizations, including the Canadian and United States securities administrators and regulators, the TSX, the NYSE-A, and the International Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity creating many new requirements. Equinox Gold’s efforts to comply with such legislation could

Management’s Discussion and Analysis

For the three months and year ended December 31, 2019

result in increased general and administration expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

No history of dividends

Equinox Gold and its predecessor companies have not paid a dividend since incorporation. Equinox Gold intends to continue to retain earnings and other cash resources for its business. Any future determination to pay dividends will be at the discretion of Equinox Gold’s Board of Directors and will depend upon the capital requirements of Equinox Gold, results of operations and such other factors as Equinox Gold’s Board of Directors considers relevant.

Foreign exchange transactions registration compliance

In certain jurisdictions where Equinox Gold operates, entities that are exporters are permitted to maintain offshore bank accounts and are required to register all transactions resulting in deposits into and payments out of those accounts. Equinox Gold has identified that in certain instances it has not registered all transactions. Equinox Gold has been advised by its tax and foreign trade legal advisors that the maximum fines imposable under statute that could result from non-compliance are up to 15% of the unreported foreign currency transaction, with a five-year statute of limitations.

Significant shareholders

The Company has certain significant shareholders and holders of convertible rights (including the Notes), that have or will have on exercise of such convertible rights the ability to influence the outcome of corporate actions requiring shareholder approval, including the election of directors of Equinox Gold and the approval of certain corporate transactions. Although, each of these significant shareholders is or will be a strategic partner of Equinox Gold, their respective interests may differ from the interests of Equinox Gold or its other shareholders. The concentration of ownership of the common shares may also have the effect of dissuading third-party offers or delaying or preventing other possible strategic transactions of Equinox Gold.

Conflicts of interest

Certain of the directors and/or officers of Equinox Gold also serve as directors and/or officers of other companies involved in natural resource exploration, development and mining operations and consequently there exists the possibility for such directors to be in a position of conflict. In particular, Ross Beaty, Chairman of Equinox Gold, is a significant Equinox Gold shareholder and a lender and Tim Breen, a director of Equinox Gold, is also an employee of Mubadala which has a material relationship with Equinox Gold. Any decision made by any of such directors and/or officers will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of Equinox Gold and Equinox Gold shareholders. In addition, each director is required to declare and refrain from voting on any matter in which such director may have a conflict of interest in accordance with the procedures set forth in the British Columbia Business Corporations Act and other applicable laws.

Risk Factors Related to the Proposed Transaction Between Equinox Gold and Leagold

Equinox Gold entered into a Plan of Arrangement Agreement (the “Arrangement”) to acquire 100% of the issued and outstanding common shares of Leagold Mining Corporation. As a result of this Arrangement, Leagold will become a wholly-owned subsidiary of Equinox Gold.

Possible failure to realize anticipated benefits of the Arrangement

The ability to realize the benefits of the Arrangement will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as on Equinox Gold’s ability to realize the anticipated growth opportunities and synergies from integrating Leagold’s business following completion of the Arrangement. This integration will require the dedication of management effort, time and resources which may divert management’s focus and resources from other strategic opportunities available to Equinox Gold following completion of the Arrangement, and from operational matters during this process. The integration process may result in the loss of key employees or directors and the disruption of ongoing business and employee

Management’s Discussion and Analysis

For the three months and year ended December 31, 2019

relationships that may adversely affect the ability of Equinox Gold to achieve the anticipated benefits of the Arrangement as well as any anticipated benefits from possible future acquisitions.

Risks related to the businesses of Equinox Gold and Leagold

While Equinox Gold and Leagold have completed due diligence investigations on the other company, including reviewing technical, environmental, legal, tax accounting, financial and other matters, certain risks either may not have been uncovered or are not known at this time. Such risks may have an adverse impact on Equinox Gold and the combined assets of Equinox Gold and Leagold following the Arrangement and may have a negative impact on the value of the Equinox Gold common shares.

Significant capital requirements associated with the expanded portfolio of development projects

Equinox Gold must be able to utilize available financing sources to finance its growth and sustain capital requirements. Equinox Gold could be required to raise significant additional capital through equity financings in the capital markets or to incur significant borrowings through debt financings to meet its capital requirements. If these financings are required, Equinox Gold’s cost of raising capital in the future may be adversely affected. In addition, if Equinox Gold is required to make significant interest and principal payments resulting from a debt financing, Equinox Gold’s financial condition and ability to raise additional funds may be adversely impacted. Any significant delay in completing its development projects or the incurring of capital costs that are significantly higher than estimated could have a significant adverse effect on Equinox Gold’s results of operations and financial condition. If additional capital is raised by the issuance of Equinox Gold common shares following completion of the Arrangement, both Equinox Gold and Leagold shareholders may suffer dilution.

Anti-dilution rights

Mubadala and Pacific Road are entitled to certain anti-dilution rights. In the event that such anti-dilution rights are exercised, Mubadala and/or Pacific Road, as the case may be, may subscribe for up to their pro rata share on the Equinox Gold common shares or instruments convertible into Equinox Gold common shares, being approximately 30.0 million Equinox Gold common shares and 11.1 million Equinox Gold common shares, respectively. If one or both of Mubadala and Pacific Road exercise their anti-dilution rights in connection with the Arrangement, Equinox shareholders and Leagold shareholders will suffer dilution.

ACCOUNTING MATTERS

Use of judgement and estimates

Except as otherwise noted, the Company’s financial statements are presented in United States dollars, the functional currency of the Company and its subsidiaries.

In preparing the Company’s consolidated financial statements in conformity with IFRS, management has made judgements, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ. All estimates and underlying assumptions are reviewed on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and in any future periods affected. Information about critical judgements and estimates in applying accounting policies that have the most significant effect on amounts recognized in the consolidated financial statements are as follows:

Judgements

(i)	Commencement of commercial production

Management considers several factors in determining when a mining property is capable of operating at levels intended by management. Until a mine is capable of operating at levels intended by management, costs incurred are capitalized as part of the costs of the related mining properties and proceeds from mineral sales are offset against costs capitalized. Depletion of capitalized costs for mining properties begins when the mine is capable of operating at levels intended by management. Amongst other quantitative and qualitative factors,

Management’s Discussion and Analysis

For the three months and year ended December 31, 2019

throughput, mill grades and recoveries were assessed over a reasonable period to make this determination. The Company determined that Aurizona was capable of operating at levels intended by management effective July 1, 2019. A minimum of 80% of planned output and/or design capacity measures over a 30-day period were utilized in determining the appropriate timing.

(ii)	Investments

Management applies judgement in assessing whether the facts and circumstances pertaining to each investment result in the Company having control, joint control or significant influence over an investee. During Q2 2019, the Company determined that Solaris was no longer a controlled subsidiary as the Company’s ownership interest reduced to approximately 32% as a result of the completion of external financings, and Solaris was self-sustaining for an extended period with no capital injections made by Equinox Gold. The Company determined that it retained significant influence over Solaris, and accounts for its interest using the equity method effective June 30, 2019.

(iii)	Acquisitions

Determination of whether a set of assets acquired and liabilities assumed constitute the acquisition of a business or asset may require the Company to make certain judgements as to whether or not the assets acquired and liabilities assumed include the inputs, processes and outputs necessary to constitute a business as defined in IFRS 3 – Business Combinations. If an acquired set of assets and liabilities includes goodwill, the set is presumed to be a business. Based on an assessment of the relevant facts and circumstances, the Company concluded that the acquisition of Mesquite on October 30, 2018 met the criteria of a business combination.

(iv)	Indicators of impairment

Judgement is required in assessing whether certain factors would be considered an indicator of impairment. The Company considers both external and internal sources of information in assessing whether there are any indications that CGUs are impaired, or reversal of impairment is needed. Factors considered include current and forecast economic conditions, internal projections and the Company’s market capitalization relative to its net asset carrying amount.

(v)	Functional currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of each entity is the US dollar. Assessment of functional currency involves certain judgements to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

(vi)	Contingencies

Contingencies can be either possible assets or liabilities arising from past events which, by their nature, will be resolved only when one or more uncertain future events occur or fail to occur. Such contingencies include, but are not limited to, environmental obligations, litigation, regulatory proceedings, tax matters and losses resulting from other events and developments. The assessment of the existence and potential impact of contingencies inherently involves the exercise of significant judgement regarding the outcome of future events.

Key sources of estimation uncertainty

(i)	Fair value of assets and liabilities acquired

Accounting for acquisitions requires estimates with respect to the fair value of the assets and liabilities acquired. Such estimates require valuation methods including discounted cash flows, depreciated replacement costs and other methods. These models use forecasted cash flows, discount rates, current replacement costs and other

Management’s Discussion and Analysis

For the three months and year ended December 31, 2019

assumptions. Changes in these assumptions changes the value assigned to the acquired assets and liabilities and goodwill, if any.

Significant assumptions related to the Company’s acquisitions are disclosed in note 5 of the 2019 audited consolidated financial statements.

(ii)	Estimated recoverable ounces

The Company estimates recoverable ounces for determining the number of ounces in heap leach inventory. Changes to the estimates of recoverable ounces includes in the heap leach inventory can impact the Company’s ability to recover the carrying value of the inventory in the normal course of operations. Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery. Timing and ultimate recovery of gold contained on leach pads can vary significantly from the estimates.

(iii)	Inventory valuation

Management values production inventory at the lower of weighted average production costs and net realizable value (“NRV”). Weighted average production costs include expenditures incurred and depreciation and depletion of assets used in mining and processing activities that are deferred and accumulated as the cost of ore in stockpiles, ore on leach pad, work-in-process and finished metals inventories. The allocation of costs to ore in stockpiles, ore on leach pads and in-process inventories and the determination of NRV involve the use of estimates. Costs are removed from the leach pad based on the average cost per recoverable ounce of gold and silver on the leach pad as gold is recovered.

(iv)	Impairment of mineral properties, plant and equipment

The determination of fair value less costs to sell and value in use of an asset or cash generating unit requires management to make estimates and assumptions about expected production, sales volumes, commodity prices, mineral reserves, operating costs, closure and rehabilitation costs and future capital expenditures and discount rates. The estimates and assumptions are subject to risk and uncertainty, hence, there is a possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the asset or cash generating unit. In such circumstances some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in net income (loss).

(v)	Mineral reserve and mineral resource estimates

The Company estimates its mineral reserves and mineral resources based on information compiled by qualified persons as defined by National Instrument (“NI”) 43-101. Mineral reserves determined in this way are used in the calculation of depreciation, amortization and impairment charges, and for forecasting the timing of the payment of closure and restoration costs. In assessing the life of a mine for accounting purposes, mineral resources are only taken into account where there is a high degree of confidence of economic extraction.

There are numerous uncertainties inherent in estimating mineral reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of mineral reserves and may, ultimately, result in mineral reserve estimates being revised. Such changes in mineral reserves could impact on depreciation and amortization rates, asset carrying values and the provision for closure and restoration costs.

(vi)	Mine closure and reclamation costs

The Company’s provision for mine closure and reclamation cost obligations represents management’s best estimate of the present value of the future cash outflows required to settle the liability which reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company.

Management’s Discussion and Analysis

For the three months and year ended December 31, 2019

Changes to mine closure and reclamation cost obligations are recorded with a corresponding change to the carrying amounts of related mineral properties, plant and equipment for the year. Adjustments to the carrying amounts of related mineral properties, plant and equipment can result in a change to future depletion expense.

Assumptions with respect to the Company’s mine closure and reclamation costs are disclosed in note 15 of the 2019 audited consolidated financial statements.

(vii)	Valuation of derivatives and other financial instruments

The valuation of the Company’s derivative financial instruments requires the use of option pricing models or other valuation techniques. Measurement of warrants with exercise prices denominated in C$ is based on an option pricing model which uses assumptions with respect to share price, expected life, share price volatility and discount rates. Measurement of embedded derivatives such as interest rate floors and prepayment options require estimates of future yield curves and credit spread. Measurement of foreign exchange contracts are based on forward foreign exchange rates. Changes in these assumptions and estimates result in changes in the fair value of these instruments and a corresponding change in the amount recognized in net income (loss).

Significant assumptions related to derivatives are disclosed in note 14 of the 2019 audited consolidated financial statements.

(viii)	Share-based payments

The Company utilizes the Black-Scholes Option Pricing Model (“Black-Scholes”) to estimate the fair value of stock options granted to directors, officers and employees. The use of Black-Scholes requires management to make various estimates and assumptions that impact the value assigned to the stock options including the expected volatility of the stock price, the risk-free interest rate, dividend yield, the expected life of the stock options and the number of options expected to vest. Any changes in these assumptions could change the amount of share-based compensation recognized.

Significant assumptions related to share-based payments are disclosed in note 17(c) of the 2019 audited consolidated financial statements.

(ix)	Income taxes and value-added taxes receivable

The determination of the Company’s tax expense for the period and deferred tax assets and liabilities involves significant estimation and judgement by management. In determining these amounts, management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of deferred tax assets and liabilities. Management also makes estimates of future earnings, which affect the extent to which potential future tax benefits may be used. The Company is subject to assessments by various taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. The Company provides for such differences where known based on management’s best estimate of the probable outcome of these matters.

The Company has receivables from various governments for federal and state value-added taxes (“VAT”), and for federal income taxes. Significant estimates and judgements are involved in the assessment of recoverability of these receivables. Changes in management’s impairment assumptions may result in an additional impairment provision, or a reduction to any previously recorded impairment provision, with the impact recorded in net income (loss).

(x)	Contingencies

Due to the nature of the Company’s operations, various legal, tax, environmental and regulatory matters are outstanding from time to time. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of these changes in its consolidated financial statements in the period in which such changes occur.

Management’s Discussion and Analysis

For the three months and year ended December 31, 2019

Adoption of new IFRS pronouncements

The Company adopted IFRS 16, Leases (“IFRS 16”) on January 1, 2019. A number of other new standards are effective from January 1, 2019, including IFRIC 23, Uncertainty over Income Tax Treatments, but they do not have a material effect on the Company’s consolidated financial statements.

IFRS 16 introduced a single, on-balance sheet accounting model for lessees. As a result, the Company, as a lessee, has recognized right-of-use assets representing its rights to use the underlying assets and lease liabilities representing its obligation to make lease payments. The Company may elect to not apply IFRS 16 to leases with a term of less than 12 months or leases where the underlying asset is of low value.

Previously, the Company determined at contract inception whether an arrangement was or contained a lease in accordance with IAS 17, Leases and IFRIC 4, Determining Whether an Arrangement contains a Lease. The Company now assesses whether a contract is or contains a lease based on the new definition of a lease. Under IFRS 16, a contract is or contains a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

Transition

The Company adopted IFRS 16 using the modified retrospective approach. Accordingly, the comparative information presented for 2018 has not been restated.

On transition to IFRS 16, the Company elected to apply the practical expedient to grandfather the assessment of which transactions are leases. It applied IFRS 16 only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17 and IFRIC 4 were not reassessed. Therefore, the definition of a lease under IFRS 16 has been applied only to contracts entered into or changed on or after January 1, 2019.

The Company leases various assets including equipment and offices that had previously been classified as operating leases under IAS 17. On transition, lease liabilities for these leases were measured at the present value of remaining lease payments, discounted at the Company’s incremental borrowing rate as of January 1, 2019. The average incremental borrowing rate at January 1, 2019 was 6.5%. The Company elected to measure the right-of-use assets at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments.

On initial adoption, the Company used the following practical expedients as permitted by the standard when applying IFRS 16 to leases previously classified as operating leases under IAS 17:

•	Applied the exemption not to recognize right-of-use assets and liabilities for leases with less than 12 months of lease term remaining.

•

Applied a single discount rate to a portfolio of leases with reasonably similar characteristics (such as leases with a similar remaining lease term for a similar class of underlying asset in a similar economic environment).

•	Used hindsight, such as in determining the lease term if the contract contains options to extend or terminate the lease.

The Company did not have any leases classified as finance leases under IAS 17 on the adoption date.

On transition to IFRS 16, the Company recognized right-of-use assets and lease liabilities for its office leases, resulting in an increase to property, plant and equipment of $0.2 million at January 1, 2019. A corresponding lease liability was recognized for $0.2 million in other long-term liabilities. Right-of-use assets are presented as other property and equipment within mineral property, plant and equipment and lease liabilities are presented in other liabilities in the statement of financial position.

Significant accounting policies

The following is the new accounting policy for leases under IFRS 16:

A contract is or contains a lease when the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

Management’s Discussion and Analysis

For the three months and year ended December 31, 2019

The Company recognizes a right-of-use asset and lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses, and adjusted for certain remeasurements of the lease liability. The cost of the right of use asset includes the amount of the initial measurement of the lease liability, any lease payments made at or before the commencement date, less any lease incentives received, any initial direct costs; and if applicable, an estimate of costs to be incurred by the Company in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The incremental borrowing rate reflects the rate of interest that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions. Generally, the Company uses its incremental borrowing rate as the discount rate.

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or, as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

The Company does not recognize right-of-use assets and lease liabilities for leases of low-value assets and leases with lease terms that are less than 12 months. Lease payments associated with these leases are instead recognized as an expense over the lease term on either a straight-line basis, or another systematic basis if more representative of the pattern of benefit.

The Company has applied judgment to determine the lease term for some lease contracts in which it is a lessee that include renewal options. The assessment of whether the Company is reasonably certain to exercise such options impacts the lease term, which significantly affects the amount of lease liabilities and right-of-use assets recognized.

Right-of-use assets are presented in the same line item as it presents underlying assets of the same nature that it owns. The Company presents lease liabilities in other liabilities in the statement of financial position.

Evaluation of Disclosure Controls and Procedures and Internal Controls Over Financial Reporting

As required by National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, Equinox Gold conducted an evaluation of the effectiveness of the disclosure controls and procedures and the system of internal control over financial reporting based on Internal Control – Integrated Framework (2013) as issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that the Company’s system of internal control over financial reporting was effective as at December 31, 2019. The evaluation was carried out under the supervision and with the participation of the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”). Based on the evaluation, Equinox Gold’s CEO and CFO concluded that the Company’s disclosure controls and procedures are effective in providing reasonable assurance that material information relating to Equinox Gold and its consolidated subsidiaries is made known to them by others within those entities, particularly during the period in which the annual filings are being prepared.

In addition, Equinox Gold’s CEO and CFO concluded that the Company’s internal controls over financial reporting are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for Equinox Gold and its consolidated subsidiaries for the period in which the annual filings are being prepared. The CEO and CFO confirm that there were no changes in the controls which materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting during the year ended December 31, 2019.

There have been changes in the Company’s internal controls over financial reporting (“ICFR”) during 2019 resulting from the Company’s conversion and upgrade of its enterprise resource planning system (“ERP”) at Mesquite. However, there have been no changes in the Company’s ICFR in the year ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, its ICFR.

Management’s Discussion and Analysis

For the three months and year ended December 31, 2019

During the ERP conversion and upgrade, the Company’s internal controls were maintained or supplemented by controls added during the system implementation and related business process improvements. The Company performed fulsome system conversion testing to ensure that prior period balances were translated into the new system completely and accurately.

CAUTIONARY NOTES AND FORWARD-LOOKING STATEMENTS

This MD&A includes certain statements that constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws collectively “forward-looking statements”. These statements appear in a number of places in this MD&A and include statements regarding the Company’s intent, or the beliefs or current expectations of the Company’s officers and directors. Such forward-looking statements involve known and unknown risks and uncertainties that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this MD&A, words such as “believe”, “anticipate”, “estimate”, “project”, “intend”, “expect”, “may”, “will”, “plan”, “objective”, “anticipated”, “advancing”, “start”, “underway”, “commence”, “outlook”, “budget”, “schedule”, “potential” and similar expressions are intended to identify these forward-looking statements as well as phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “occur” or “be achieved” or the negative connotation of such terms. As well, forward-looking statements may relate to the Company’s future outlook and anticipated events, such as the Company’s ability to successfully operate Mesquite and Aurizona and achieve the annual production and costs estimated for Mesquite and Aurizona, exploration results at Mesquite and Aurizona and the Company’s ability to expand the resource base and extend the mine life at Mesquite and Aurizona, the Company’s ability to advance Castle Mountain to Phase 1 operations and achieve production, to complete a feasibility for Phase 2 operations, to ultimately advance Castle Mountain to Phase 2 operations, ability to fully fund Castle Mountain Phase 1 construction, the Company’s ability to achieve the results anticipated in the Castle Mountain prefeasibility study, the ability to complete the merger with Leagold on time or at all, the strengths, characteristics and potential of the combined company, the underwritten term loan, revolving credit facility and the financings by Ross Beaty and Mubadala, and discussion of future plans, projections, objectives, estimates and forecasts and the timing related thereto, and the ability to obtain the approval of the merger from the Mexican anti-trust commission (COFECE), conditions and risks associated with the corporate revolving credit facility, conditions and risks associated with the convertible notes, and statements regarding the Company’s assets, future financial position, business strategy, budgets, litigation, projected costs, financial results, exploration results, taxes, plans and objectives. The Company has based these forward-looking statements largely on the Company’s current expectations and projections about future events and financial trends affecting the financial condition of the Company’s business. These forward-looking statements were derived using numerous assumptions regarding expected growth, results of operations, performance and business prospects and opportunities that could cause the Company’s actual results to differ materially from those in the forward-looking statements and include but are not limited to: (1) there being no significant disruptions affecting Equinox Gold’s operations or projects; (2) political, security and legal developments in jurisdictions where Equinox Gold operates or may in future operate, being consistent with Equinox Gold’s current expectations; (3) the accuracy of Equinox Gold’s mineral reserve and mineral resource estimates; (4) the exchange rates between the Canadian dollar, the U.S. dollar and the Brazilian reals being approximately consistent with current levels; (4) prices for key supplies, equipment, labour and material costs being consistent with Equinox Gold’s current expectations; and (5) all required permits, licenses and authorizations being obtained in a timely manner or at all, or if obtained, remaining in place, from relevant governments. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on these forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If the Company updates any one or more forward-looking statements, no

Management’s Discussion and Analysis

For the three months and year ended December 31, 2019

inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements contained in this MD&A are expressly qualified in their entirety by this cautionary statement.

TECHNICAL INFORMATION

James (Jim) Currie, P.Eng., Equinox Gold’s Chief Operating Officer, and Scott Heffernan, MSc, P.Geo. Equinox Gold’s EVP Exploration, are the Qualified Persons under NI 43-101 for Equinox Gold and have reviewed, approved and verified the technical content of this document.